FILE NO: 82-34878

Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
[redacted] 01342 326229

1 September 2005

Office of International Corporate Finance
Securities and Exchange Comm[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05011226

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Interim Statement dated 25th August 2005
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Ashtead Loan Note Repayment. 6.2 Releases concerning the interest in Rentokil Initial Plc by Raphoe Management Ltd announced on 22nd August 2005 and related market statements in respect of dealings in the company's securities by investors.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
Director Group Secretariat

Rentokil Initial PLC - Interim Results

RNS Number: 4689Q
Rentokil Initial PLC
25 August 2005

News Release

25th August 2005

RENTOKIL INITIAL PLC ANNOUNCES INTERIM RESULTS FOR SIX MONTHS TO 30TH JUNE 2005
AND COMPREHENSIVE BUSINESS REVIEW

FINANCIAL OVERVIEW - CONTINUING OPERATIONS

	Underlying(*)	Reported
Turnover	Up 2.7% to £1,164.5m	Up 3.2% to £1,167.2m
Operating Income	Down 16.2% to £158.9m	Down 33.0% to £119.2m
Profit Before Tax	Down 19.8% to £135.4m	Down 40.3% to £93.2m
Earnings Per Share	Down 20.3% to 5.33p	Down 41.3% to 3.66p
Interim Dividend Per share	Up 10.4% to 2.13p	

*Underlying results are at constant 2004 average exchange rates and after adding back exceptional costs, amortisation of customer lists and IFRS related 'mark to market' volatilities. (See Additional Information page 13).

* Investments in service showing some improvements in contract retention

* Contract portfolio increased by an annualised £63.3m

* Improvements in rates of turnover growth and decline in operating income (before central items)

* One-off costs impact central items

* Exceptional impairment charge of £28.0m in respect of UK textiles and garments

* Strong free cash flow at £94.4m, representing 103% of post cash-tax profit before exceptionals and amortisation of customer lists

Comprehensive Business Review

* Focus on businesses with potential to create most shareholder value and where profitable growth can be sustained

* Group has solid platform for recovery based on market positions that remain strong:

    * A leader in European Pest Control

    * A leader in European washrooms & textiles

    * An outperformer in UK Electronic Security and Cleaning

* Actions for recovery and growth identified and underway

* Group being reorganised around global business divisions with clear accountability and leadership

* Disposal of Initial Style Conferences initiated

Commenting on the work underway to deliver long-term sustainable growth, Doug Flynn, Chief Executive, said:

"When I joined the company less than five months ago I initiated a comprehensive review of the Group. We believe we know what the issues are and the necessary actions to achieve a turnaround have commenced. Throughout everything we have done, we have been open minded on how to deliver shareholder value. We have a great opportunity to revive this business and I intend to take it."

Brian McGowan, Chairman, said:

The programmes we are implementing will provide real and lasting improvements n operational and financial performance and thereby generate the value inherent n the Company which rightly and fully belongs to its current shareholders."

VERVIEW OF FIRST HALF

* Performance

s expected - and indicated at the preliminary results in February and 4 month rading update in May - the first half of 2005 has been difficult in trading erms with profits well down on the prior year. Some of the profit reduction has een as a result of the increased investment in sales and service - yet to eliver significantly improved performance - and of some one off costs arising rom reorganisation and review. There has, however, been modest turnover growth up 2.7%), contract portfolio has increased by £63.3 million and some mprovement in contract retention has occurred. Free cash flow was strong in the alf and the Group's cash conversion rate remained high at 103% of post cash tax rofit before exceptionals and amortisation of customer lists.

omprehensive Business Review

 comprehensive review of all the Group's businesses was initiated at the end of pril. The aim of the review has been to analyse the reasons for the Company's oor performance, assess the Group's strengths and growth opportunities and then evelop a rolling action plan to restore Rentokil Initial to sustainable, rofitable growth. Throughout, an open mind has been kept on all options vailable to the Group to create superior shareholder value. Our emphasis has een on identifying and implementing the practical actions that need to be taken o revive this company.

he review identified how in recent years the company has become quite ntrospective. The Company has taken the opportunity to consider its businesses ithin their proper market context, including obtaining the views of several undred of our customers and of competitors and industry experts.

he review has shown that the issues affecting the Group are not that complex ndividually but there are many of them. Management believes that the issues can

ě fixed but that it will take time. Detailed action plans have been formulated, any of which are already underway. Others will be put in place as we move orward.

n total, we have a major and detailed change programme underway that is very uch aimed at the operational level.

* Poor Performance Analysed

he Company's performance has been in decline over a number of years. The "20% ra" ended in 1998. Our review has shown how the pressures - both internal and xternal - to meet expectations led to management prioritisation of very short erm goals. Prices were pushed to unsustainable levels. Costs were relentlessly aken out - often to the detriment of growing the business. Service quality was acrificed. Sales efforts were impeded. As budgets became ever more unrealistic, o morale dropped and the focus became even more short-term.

t is fair to say that market conditions have become tougher and that ompetitors have become increasingly agile. For example, Washrooms and Textiles ave seen pressure as competitors continue to compete aggressively on price. And est Control has faced increasing pressure both from increasingly aggressive nternational players and from local competition, not least as ex-Rentokil perators set up alone.

owever, the Board believes that while these market pressures will not relent, he biggest opportunities for the Group are in internal operational and trategic 'fixes', and that success in these will more than outweigh market actors.

* Necessary Operational and Strategic Change

reas where the Company is addressing its issues through operational and trategic change include the following:

rioritisation of strategic investment

istorically, strategic investment has not been prioritised. The acquisition of ET left the Group with a highly diversified portfolio. Since that acquisition,

there has been little clarity about where the best value creation opportunities are and, therefore, where the Group should be prioritising and investing. In fact, BET and Rentokil were never fully integrated and there are still overlapping businesses in certain geographies.

Addressing effects of undue cost cutting and poorly focused sales strategy

Management believes that operational costs have been squeezed to an extent where quality of service has suffered. Since quality of service is the single most important matter for our customers, declining service has resulted in a high level of terminations.

Moreover, the Group's sales focus - and related incentives - have been largely short-term. Businesses have ignored key drivers such as customer retention, route density and revenue per customer. Range selling has been underexploited with little focus on maximising our share of our customers' spending.

IT spend has been well below industry averages and has produced few common platforms.

Overall, we are deficient in customer data analysis and have failed to respond adequately to the actions taken by competitors.

Necessary organisational change

The Board believes that the organisation and structure has been ineffective and is a legacy of the Company's history. It has been based on a "command and control" approach that has impeded rather than ensured good decision making. It has encouraged a "silo mentality" and has resulted in the organisation being both overly centralised and inward looking. For example, our washroom businesses are spread globally but to date have been run from 3 sectors with little sharing of best practices across businesses.

We are already moving towards running businesses globally - and will address the lack of leadership and absence of managers feeling personally responsible or accountable for driving change.

* Overall Direction of Recovery Plans

The Board plans to focus its immediate attention on Pest Control and Washroom

and Textiles, believing that these businesses have strong potential to provide a platform for growth and the greatest opportunity to drive shareholder value.

This is not to say that the Group's other businesses are not important. We will be developing and investing in businesses where we can reinforce or build leadership positions and where the Group can add value through the sharing of skills and customers to generate sustained profitable growth.

We have strong positions in many of our largest businesses. For example, in Pest Control we are £1 in the UK and £1 or close to it in several of the largest European markets, South Africa and parts of Asia Pacific. In Washroom and Textiles the Company has some market leading positions in Continental Europe and in the UK the £2 position in washrooms alone. In the UK we out-perform most of our competitors on margin in both Electronic Security and Cleaning. Both of these businesses are highly rated by our clients.

From this strong starting position, the Company's main focus will be on businesses where management believes that most value can be created. The Board plans to strengthen the Company's positions in existing markets by improving retention, targeting more new customers, and focusing on selling the full range of products.

The detailed development of individual business strategic plans is ongoing. All divisions are or will be capable of achieving organic growth. We have a series of initiatives which are being or will be implemented to drive this. They will be complemented, where appropriate, by acquisitions which will increase our focus and build scale and density.

* Management Priorities

The Group's immediate priorities are described further below.

Immediate initiatives

There are already a number of initiatives of varying sizes and complexity in place. Of these, many have already started with the remainder able to commence within the next six months. Operationally, the plans for revitalising all our businesses and driving growth have commenced, in particular those designed to address the effectiveness of our sales and marketing efforts and the support that IT can give to the implementation of these plans.

Accountabilities, organisational structure and management

A critical change in the Company is moving senior management from a co-ordination to leadership role, from maintenance to development, from just

reports" to being fully accountable.

he Group is undergoing a re-organisation that changes from an eclectic mix of usinesses, geographies and functions to one structured around clear business ivisions. Transnational divisions have been established covering Europe and orth America for: Pest Control and Plants; Facilities Services; Washroom and extiles; City Link; and Electronic Security. We will also establish an Asia acific region from 1 January 2006 with responsibility to develop and grow our usiness there.

ince the beginning of the year, three senior executives have been appointed. oug Flynn arrived in April as Chief Executive. Andrew Macfarlane succeeds, as FO, Roger Payne, whose retirement in September was announced in March. Mark oyle joined earlier in the year as Group Acquisitions Director.

he Company recognises a need to re-build management talent and to develop ppropriate incentives at all levels. The Board intends to bring in new people here required.

ome operational priorities

* In UK Washroom, addressing historic failure to target new customers effectively, moving to ensure that pricing and marketing addresses route density

* In UK Pest control, implementing plan to reduce the current high levels of customer churn and therefore to improve growth
* In Continental European washroom, overlapping businesses will finally be integrated
* In other businesses - for example Dutch Electronic Security and French Textiles - action on specific plans is underway to increase productivity and growth
* Other actions: improving the effectiveness of sales and marketing across the Group by: adjusting skills measures, targets and incentives; re-focusing sales efforts on opportunities that maximise route economics; and targeting an increasing share of high value added and large accounts. The Company will also introduce process improvements aimed at reducing admin and comprehensively improving responsiveness.

entral Programme Office

The Board recognises that the Group has had a poor track record of adapting to change and therefore intends to follow a different and disciplined approach to manage this process. The Chief Executive has created a Central Programme Office reporting directly to him with the sole task of ensuring the effective delivery of our priorities. A senior executive from outside the business has been recruited to track and oversee implementation of the most important initiatives.

Portfolio Management

This morning we have announced that a process to dispose of Initial Style Conferences ("Style Conferences") has been initiated, subject to achieving acceptable value. Style Conferences has a different business model and its business characteristics are substantially different from other businesses within the Group. The Board therefore believes that there may be alternative owners for whom Style Conferences would be a better fit.

We also have a programme to dispose of peripheral businesses that are still left in the Group's portfolio. Good progress is being made, but there is more to do.

Elsewhere we have increased our focus on bolt-on acquisitions, where we have the opportunity to reinforce existing businesses and build additional scale and density. The Company will only make acquisitions which clearly add value to the business.

OUTLOOK

We are not expecting an improvement in market conditions in the near future. There is, however, no slowdown in the overall long-term trend towards outsourced services. There are different levels of maturity in outsourcing and, parallel to this, different stages of industry consolidation. Both of these represent opportunities to develop our business. Legislation and worker and consumer expectation regarding hygiene all point towards a positive background within which to operate.

Results in the second half should be more easily compared with the prior year than in the first half due in large part to the build up in sales and service costs in the second half of 2004. There has been an improving trend within the businesses in trading and contract retention, although to date the changes are modest. In addition, the organisation and operational changes arising out of our strategic review may lead to some short-term internal disruption in certain businesses. Apart from the exceptional costs associated with the envisaged disposal within UK hygiene, we expect to incur further reorganisation and execution costs arising out of the planned turnaround initiatives. In the second half of 2005, these could be in the range of £10-15 million.

We would expect the trend in trading in the second half to continue into 2006, although there are likely to be further one-off costs.

We have identified the issues to be addressed in our businesses. While the strategy development to turn the Company around will be ongoing, a programme of actions to improve the business performance is firmly underway. The timeline on Company performance of the actions we are taking varies. Some actions will have a quick impact, others are potentially disruptive in execution and some will take time to return clear performance improvements. By the end of 2006 we expect to be able to demonstrate the following tangible benefits for our key businesses:

* Clearer strategic focus and investment priorities
* Stronger strategic positions
* Properly aligned business structure
* Progressively strengthened management team
* Performance improvement in priority businesses
* Improvement in contract retention rates
* Revenue growing at least at market growth rates

The Board restates its intention, in the absence of unforeseen circumstances, to recommend an increase in the dividend for 2005 of 10% to 7.38 pence per share.

This announcement contains certain statements that are or may be forward-looking regarding the Group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances, and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

A presentation for analysts and shareholders will be held at 8:30am BST today which can be accessed via a live audio webcast at www.rentokil-initial.com (click on the Investor Centre and follow the instructions from there). An archived version of this webcast will be available from 2:00pm.

For further information, please contact:

Doug Flynn, Chief Executive	01342 833022
Charles Grimaldi, Corporate Affairs Director	01342 833022
Gill Ackers, Brunswick Group LLP	020 7404 5959
Alex Mackey, Catullus Consulting	07773 787458

REVIEW OF OPERATIONS AND FINANCE

SEGMENTAL COMMENTARY - CONTINUING OPERATIONS

(All at constant 2004 average exchange rates. Segmental operating income is before central overheads, amortisation of customer lists and exceptional items. A pro-forma segmental analysis has been provided in the Additional Information section on pages 15 and 16).

Hygiene

Total Hygiene turnover grew by 3.0% to £489.5m whilst operating income fell by 10.0% to £113.6m.

Hygiene Services turnover at £375.7m was 2.9% up, showing an acceleration from the 2.2% for the first four months. Operating income regression, at 9.8% to £78.6m, also slowed from the 11.5% reported at the four-month stage. Contract portfolio net gain was £18.6m, £11.0m of this coming from acquisitions, in particular that in Austria.

* Within the total turnover of £375.7m, washroom was flat at £141.4m, garments increased by 3.7% to £120.9m, floorcare increased by 2.4% to £21.5m, linen increased by 5.6% to £62.0m, whilst other hygiene grew by 9.9% to £29.9m.

* The ongoing re-organisation in the UK, ahead of the envisaged disposal of the linen and garment activities, continued to materially impact trading with turnover falling by 0.6% to £87.0m and operating income by 27.6% to £13.4m. Progress has been slower than expected in the disaggregation of the textiles and garments business, which in turn has delayed the disposal process and the integration of the two overlapping washroom businesses.

* Assisted by the Austrian acquisition, turnover in Continental Europe increased by 3.9% to £252.2m with encouraging results from Belgium, Czech Republic, Spain, Portugal and Switzerland. Operating income at £52.2m was 4.2% lower. Operating income growth in the major markets of The Netherlands and Belgium only partially compensated for declines in the large German and French businesses. Increased investments in both of these countries was compounded by senior management changes in France.

* Mirroring the four-month position, the small North American business produced flat turnover and operating income at £2.8m and £0.5m respectively.

* Turnover in Asia Pacific and Africa grew by 5.3% to £33.7m, up from 4.9% for the four months, all business units showing growth with the exception of the small business in Fiji. Operating income fell by 6.7% to £12.5m reflecting increased levels of investment and some challenging market conditions in the large Australian business.

Pest Control turnover was up 3.1% at £113.8m whilst operating income fell by 10.5% to £35.0m, this performance mirroring that for the first four months of the year. With only £0.8m coming from acquisitions, contract portfolio net gain was £3.6m.

* In the UK, where the new managing director is implementing plans to improve sales and reduce terminations, turnover fell by 1.2% to £34.1m, mirroring the first four months performance. Increased investment and the effects of the high operational gearing on lower turnover, caused operating income to drop by 17.1% to £13.6m.

* In Continental Europe turnover grew by 2.5% to £52.9m with operating income declining by 3.0% to £16.1m despite growth in The Netherlands, Portugal, Spain and Finland.

* Helped by acquisitions in both Canada and the US, turnover grew by 19.2% to £8.7m in North America, operating income improving by 7.7% to £1.4m.

* In Asia Pacific and Africa all businesses except Fiji contributed to the overall turnover growth of 6.5% to £18.1m. Operating income, however, reflecting increased investment fell by 18.8% to £3.9m.

Security

Total Security turnover increased by 5.6% to £298.0m, whilst operating income fell by 10.7% to £23.3m, this representing an improvement from the four month position.

Electronic Security turnover grew by 7.9% to £130.8m with operating income declining by 8.7% to £17.9m, in part reflecting re-organisation costs associated with acquisitions. Contract portfolio net gain was £3.0m, of which £2.5m came from acquisitions.

* In the UK turnover grew by 7.5% to £73.3m whilst operating income fell by

7.1% to £13.0m.

* In Continental Europe, France and Belgium produced much stronger turnover growth than The Netherlands to give a total 7.4% increase to £53.7m, operating income declining by 12.5% to £4.9m.

* The embryonic US business, boosted by a second quarter acquisition, grew turnover by 26.7% to £3.8m, albeit investments for growth produced the same break-even operating income performance as in the first half of 2004.

Manned Guarding turnover increased by 3.9% to £167.2m with the decline in operating income improving to 16.9% to produce £5.4m. Contract portfolio net gain was £24.7m, the contribution from acquisitions in the US contained therein amounting to £16.0m.

* UK turnover grew by 5.4% to £63.9m, although the impact of increased investment, senior management change and ongoing tough market conditions caused a 34.4% reduction in operating income to £2.1m.

* Continental Europe fared better, the Belgian business growing turnover by 8.2% to £21.1m and operating income by 28.6% to £0.9m.

* In North America total turnover increased by 1.7% to £82.2m with Canada growing faster than the US, this comparing to a flat performance in the first four months. Operating income, however, fell by 7.7% to £2.4m

Facilities Management

Total Facilities Management turnover fell by 0.4% to £319.5m, this being an improvement over the 1.3% fall for the first four months. Operating income at £29.1m was 12.3% lower than the first half of 2004 and slightly worse than the 11.4% reduction for the four months.

Facilities Management Services turnover at £223.3m was 2.0% lower, this

representing a slight recovery from April. The 15.5% fall in operating income to £13.6m reflected extremely competitive market conditions and the effect of both wind-down and start up costs arising from the changes in composition of the contract portfolio, which grew organically by £9.6m to £387.2m.

* In the UK turnover fell by 3.0% to £185.9m with operating income regressing by 13.3% to £13.0m. The retail sector of the cleaning business and the state schools meal service within the catering business posed particular challenges to margins.

* Continental Europe turnover increased by 3.2% to £25.8m. Difficulties in the Spanish business caused operating results to slip to a loss of £0.4m. Benelux, however, still continued to generate operating profit.

* The continuing North American operations increased turnover by 1.1% to £9.4m although operating income here fell back by two-thirds to £0.1m as the company re-assess its options for this business.

* Asia Pacific and Africa produced a turnover growth of 15.8% to £2.2m whilst operating income increased by 28.6% to £0.9m.

Tropical Plants, assisted by acquisitions, increased turnover to £52.1m, with the 5.7% increase representing an improvement from the 3.8% for the first four months. The improved volume helped operating income, at £4.8m, show a lower six-month regression at 7.7% than the 10.6% for the first four months. Of the contract portfolio net gain of £4.9m, £4.0m came from acquisitions.

* UK turnover growth to £6.4m improved from 1.0% at April to 1.6%, albeit with an operating income decline of 7.1% to £1.3m.

* Continental Europe turnover growth also improved, from 0.8% to 2.2%, to give turnover of £13.9m. Operating income, however, fell by 10.5% to £1.7m despite Netherlands, Spain and Ireland each moving ahead.

* North America acquisitions helped boost turnover to £26.8m, an increase of 8.9%. Operating income, at £1.0m, was 9.1% lower despite Canada delivering a flat performance.

* Turnover growth in Asia Pacific and Africa to £5.0m was broadly unchanged at 4.2%, New Zealand growing strongly whilst Australia regressed, although operating income was unchanged at £0.8m.

Conferencing improved its turnover by 0.9% to £44.1m, up from a flat performance for the first four months with operating income, at £10.7m, showing a slightly lower regression of 10.1% compared to that for the four months to April. Contract portfolio showed a £1.1m reduction for the first half of 2005.

Parcels Delivery

Now restricted to the UK, following the disposal of the Zimbabwe business, turnover growth accelerated from 1.7% for the first four months to 4.4% for the first half to produce £57.5m. Operating income at £12.4m also improved, a four-month regression of 14.5% being pulled back to 10.1% for the first half as a whole.

OTHER INCOME STATEMENT ITEMS

Central Items. Under IFRS, central costs (which cannot be specifically allocated to business units contained within the segmental analysis) are shown separately. For the first half these costs increased from £9.6m in 2004 to £20.6m in 2005. The principal factors behind this £11.0m increase are the formation costs of the new holding company; consultancy costs; additional sector, IT, HR, acquisition and IFRS audit costs and a build-up of provisions in respect of self insurance risk claims.

Amortisation of Customers Lists. The income statement charge of £11.5m is comprised of £11.0m in respect of prior year acquisitions and £0.5m in respect of acquisitions made in the first half of 2005.

Exchange. The effect of foreign currency movements between 2004 full year average rates and 2005 half-year average rates was to improve turnover and operating income on continuing operations by £2.7m and £0.9m respectively, gains on the Euro more than offsetting losses on the US $.

Exceptional Items. A charge of £28m has been taken to reflect an assessment of the likely impairment of the net book value of assets associated with the envisaged disposal of the linen and garment activities within UK hygiene. Negotiations with interested parties for parts of this activity are ongoing. Based upon the status of these negotiations it is envisaged that, once a sale has been agreed, the transfer of the business and residual closure/ discontinuance actions are likely to be phased over a period of at least six months. In addition to the impairment charge of £28m further, future re-organisation costs will be incurred, the current assessment of these being £12-17m to take the potential total exit cost to some £40-45m. This is somewhat higher than the guidance first given in November 2004 reflecting the trading results of that business over the past nine months and a more informed view of the nature and scale of the likely exit strategy which, despite the cost thereof, is anticipated to be cash neutral.

Interest. A reconciliation of net interest payable including isolating the major effects of IFRS and the early repayment of the Ashtead convertible note shows:-

	2005	2004
Pre IFRS interest	(24.8)	(21.7)
IFRS interest:-		
IAS19 - pensions/employee benefits	(2.4)	(0.5)
IAS 21 - foreign currencies	0.5	(0.5)
IAS39 - "mark to market"	(2.2)	-
Ashtead equity option impairment (*)	(4.6)	-
Ashtead amortisation credit (*)	6.2	-
	(27.3)	(22.7)

* Arising from early Ashtead note repayment

The increase of £3.1m in pre IFRS interest largely reflects the net of

year-on-year increased UK base rates, partially offset by the interest effects of positive cash flow.

Tax. The income statement tax rate on a pre-exceptional basis was 26.7% this increasing to 27.5% on a reported basis. Both rates are within the range of 26% to 28% which is still seen as sustainable for the foreseeable future.

OTHER ITEMS

Contract Portfolio. As shown in the Additional Information section on page 14, the annualised value of the contract portfolio (based upon unaudited, pro-forma management information) increased by £63.3m in the first half with £34.3m of this coming from acquisitions.

Acquisitions. In the first half of 2005 eighteen acquisitions were made at a total cost of £35.1m including £13.4m of acquired debt. Aggregate annualised turnover from these acquisitions in Hygiene, Pest Control, Security and Tropical Plants in the UK, Continental Europe, North America and Asia Pacific is estimated at c. £40m. Of the £12.1m spend since the last trading update, £10.6m related to two security businesses in the United States, one electronic and one manned guarding. Turnover and operating income (before amortisation of customer lists) from these acquisitions contributed £8.1m and £0.7m respectively to the results for the first half of 2005. In addition to the above, £5.2m has been spent to buy-out a minority shareholding in the French textile services business.

Disposals. Since 1st January 2005 three businesses have been disposed of, two in facilities management (one in the UK and one in the United States) and the parcels delivery business in Zimbabwe. In 2004 these businesses (categorised as discontinued and excluded from the segmental analysis) produced full-year turnover and an operating loss of £8.2m and £0.3m respectively. In addition, a small associate in Saudi Arabia was sold during the period. Since 1st July 2005 the company has disposed of a facilities management business in the US and concluded negotiations for the sale of the northern portion of the loss making textiles business in Germany with annualised first half 2005 turnover of c. £0.8m. We continue to review the future of the remaining activities in this sub-segment. The status of the planned disposal of the linen and garment

activities within UK hygiene is covered above.

Free Cash Flow, at £94.4m represents some 103% of post cash tax income before exceptionals and amortisation of customer lists. This compares with 102% for the, IFRS restated, first half of 2004.

Net Borrowings at 30th June 2005 at £1,209.1m compares with an IAS 39 adjusted £1.189.1m at 1st January 2005 after first half outflows of £86.2m in respect of dividends and £39.0m on acquisitions.

Bank Facilities. During the first half the company successfully re-negotiated its bank facilities to reflect the introduction of IFRS and to give extended maturities compared to those set out in Note 20 of the 2004 Annual Report. The company continues to operate well within its covenanted levels.

New Holding Company. The formation of the new holding company was successfully completed in June 2005, thereby boosting the distributable reserves to some £1.8bn.

Ashtead. As previously announced, the early repayment of the convertible loan note by Ashtead Group plc of £129.9m was made on 3rd August 2005.

International Financial Reporting Standards. The company formally announced the effects of IFRS upon the restated first half and full-year results for 2004. The adjustments were materially in-line with the early guidance given in the trading statement issued on 30th November 2004. As in the case of the first half results for 2005, which represents the first set of results presented under IFRS, the company will take all necessary steps to clearly explain in future presentations the impact of the more volatile "mark to market" adjustments contained within IAS39 (financial instruments) and IAS21 (foreign currencies). Furthermore, the company will ensure the market is kept aware of any possible future changes arising from either new IFRS' or changes in the interpretation of existing IFRS'. A full set of accounting policies are included in Note 2 on pages 21 to 28.

Pensions. The IAS 19 retirement benefit liability increased from £272.6m at 31st

December 2004 to £286.5m at 30th June 2005. The actuaries of the UK defined benefit pension scheme, which was closed to new members, other than certain TUPE related transfers, in November 2001, are currently undertaking the March 2005 triennial actuarial review. Once the valuation is finalised the Trustee and the company will agree as to how the deficit will be funded in the short, medium and long term. It is currently anticipated that a clearer view on the outcome of the valuation and the potential future funding strategy will emerge by the time of the next scheduled trading update on 29th November 2005.

ADDITIONAL INFORMATION

To assist the understanding of the underlying trading performance of the Group, the following additional information has been included in this section and does not form part of the statutory presentation of the half-year results.

Schedule 1. Reconciliation of underlying and reported results (page 13)

Schedule 2. Pro-forma H1 2005 un-audited annualised value of contract portfolio of continuing businesses (page 14)

Schedule 3. Pro-forma segmental analysis translated at 2004 constant exchange rates (pages 15 and 16)

(page 12)

Schedule 1

RECONCILIATION OF UNDERLYING AND

REPORTED FIRST HALF RESULTS

£m	Turnover	Operating Income	Profit before Tax	eps (p)

Reported 2005	1,167.2	119.2	93.2	3.66p
Exchange	(2.7)	(0.9)	(0.9)	(0.03)p
Amortisation of customer lists	-	11.5	11.5	0.46p
Exceptional items	-	28.0	28.0	1.13p
Effect of IFRS				
IAS 19 - pension interest	-	-	2.4	0.08p
IFRS 'mark to market'	-	1.1	2.8	0.10p
Ashtead interest (net)	-	-	(1.6)	(0.07)p
Underlying 2005	1,164.5	158.9	135.4	5.33p
Reported 2004	1,130.7	177.9	156.1	6.24p
Exchange	2.8	0.7	0.7	0.02p
Amortisation of customer lists	-	11.1	11.1	0.41p
Effect of IFRS				
IAS 19 - pension interest	-	-	0.5	0.01p
IFRS 'mark to market'	-	-	0.5	0.01p
Underlying 2004	1,133.5	189.7	168.9	6.69p
% change				
Reported	+3.2%	-33.0%	-40.3%	-41.3%
Underlying	+2.7%	-16.2%	-19.8%	-20.3%

Schedule 2

PRO-FORMA H1 2005 UN-AUDITED ANNUALISED VALUE OF CONTRACT PORTFOLIO OF CONTINUING BUSINESSES

£m at constant 2004	New	Termin-	Net	Acquisi-

,	1.1.05	Business	ations	Additions/	tions	30.6.05
average exchange rates				Reductions		
				(note 1)		
Hygiene Services	702.3	38.9	(37.3)	6.0	11.0	720.9
Pest Control	181.8	16.8	(17.2)	3.2	0.8	185.4
Total Hygiene	884.1	55.7	(54.5)	9.2	11.8	906.3
Electronic	90.0	3.7	(5.0)	1.8	2.5	93.0
Manned Guarding	301.6	27.0	(19.6)	1.3	16.0	326.3
Total Security	391.6	30.7	(24.6)	3.1	18.5	419.3
Facilities Management Services	377.6	27.9	(25.0)	6.7	-	387.2
Tropical Plants	87.0	5.4	(6.6)	2.1	4.0	91.9
Conferencing	37.4	0.8	(1.0)	(0.9)	-	36.3
Total Facilities Management	502.0	34.1	(32.6)	7.9	4.0	515.4
TOTAL	1,777.7	120.5	(111.7)	20.2	34.3	1,841.0

Notes: -

1. This represents the net of additions to existing contracts, price increases on existing contracts and reductions to existing contracts.

2. The above include, on a consistent basis, certain estimates where there are regular, variable, elements of revenue contained within the contracts.

3. In addition to the above, a number of the contracts within the contract portfolio generate periodic, ad hoc and/or repeat job work and extras.

4. Excludes associates

Schedule 3

PRO-FORMA SEGMENTAL ANALYSIS

(at 2004 full year average exchange rates)

Business analysis	6 months to 30th June 2005 £m (unaudited)	6 months to 30th June 2004 £m (unaudited)	Year to 31st December 2004 £m (unaudited)
Turnover			
Continuing operations at 2004 average exchange rates:			
Hygiene Services	375.7	365.0	733.8
Pest Control	113.8	110.4	224.2
Hygiene	489.5	475.4	958.0
Electronic Security	130.8	121.2	249.7
Manned Guarding	167.2	160.9	324.4
Security	298.0	282.1	574.1
Facilities Management Services	223.3	227.9	449.7
Tropical Plants	52.1	49.3	105.1
Conferencing	44.1	43.7	91.1
Facilities Management	319.5	320.9	645.9
Parcels Delivery	57.5	55.1	113.4

Total continuing operations at 2004 average exchange rates	1,164.5	1,133.5	2,291.4
Exchange	2.7	(2.8)	-
Continuing operations as reported	1,167.2	1,130.7	2,291.4
Operating Income *			
Continuing operations at 2004 average exchange rates:			
Hygiene Services	78.6	87.1	173.5
Pest Control	35.0	39.1	79.1
Hygiene	113.6	126.2	252.6
Electronic Security	17.9	19.6	40.4
Manned Guarding	5.4	6.5	13.1
Security	23.3	26.1	53.5
Facilities Management Services	13.6	16.1	32.4
Tropical Plants	4.8	5.2	13.0
Conferencing	10.7	11.9	26.2
Facilities Management	29.1	33.2	71.6
Parcels Delivery	12.4	13.8	30.3
Central Items	(20.6)	(9.6)	(24.1)
Total continuing operations at 2004 average exchange rates *	157.8	189.7	383.9
Exchange	0.9	(0.7)	-
Continuing operations as reported *	158.7	189.0	383.9

* Before amortisation of customer lists and items identified as exceptional (note 6).

The segmental analysis tables above are presented in a statutory format in note 4.

Schedule 3

PRO-FORMA SEGMENTAL ANALYSIS

(at 2004 full year average exchange rates)

	6 months to 30th June 2005	6 months to 30th June 2004	Year to 31st December 2004
Geographic analysis	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)
Turnover			
Continuing operations at 2004 average exchange rates:			
United Kingdom	552.2	547.6	1,101.3
Continental Europe	419.6	402.5	812.5
North America	133.7	127.7	264.4
Asia Pacific	42.6	40.7	82.4
Africa	16.4	15.0	30.8
Total continuing operations at 2004 average exchange rates	1,164.5	1,133.5	2,291.4
Exchange	2.7	(2.8)	-
Continuing operations as reported	1,167.2	1,130.7	2,291.4
Operating Income *			
Continuing operations at 2004 average exchange rates:			
United Kingdom	79.6	94.1	188.0
Continental Europe	75.3	79.5	165.3

North America	5.4	6.0	15.4
Asia Pacific	11.6	13.2	26.2
Africa	6.5	6.5	13.1
Central Items	(20.6)	(9.6)	(24.1)
Total continuing operations at 2004 average exchange rates *	157.8	189.7	383.9
Exchange	0.9	(0.7)	-
Continuing operations as reported *	158.7	189.0	383.9

* Before amortisation of customer lists and items identified as exceptional (note 6).

The segmental analysis tables above are presented in a statutory format in note 4.

Independent review report to Rentokil Initial plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2005 which comprises a consolidated interim balance sheet as at 30 June 2005 and consolidated interim statements of income, cash flows, recognised income and expense and related notes on pages 18 to 39. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information. The previously published IFRS transition information on 20 July 2005, as referred to in note 1 on page 21, does not form part of this review.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 2, there is, however a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers LLP

Chartered Accountants

London

25 August 2005

Consolidated Income Statement

	Notes	6 months to 30th June 2005 £m (unaudited)	6 months to 30th June 2004 £m (unaudited)	Year to 31st December 2004 £m (unaudited)
Continuing operations:				
Revenue	4	1,167.2	1,130.7	2,291.4
Operating expenses		(1,048.0)	(952.8)	(1,955.4)
Operating income		119.2	177.9	336.0
Analysed as:				
Operating income before customer lists and exceptional items		158.7	189.0	383.9
Amortisation of customer lists		(11.5)	(11.1)	(22.2)
Exceptional items	6	(28.0)	-	(25.7)
Operating income	4	119.2	177.9	336.0
Interest payable and similar charges	7	(86.7)	(70.6)	(149.3)
Interest receivable	8	59.4	47.9	94.9
Share of profit from associates (net of tax)		1.3	0.9	1.8
Profit before income tax		93.2	156.1	283.4
Income tax expense		(25.6)	(41.9)	(78.5)
Profit for the period from continuing operations		67.6	114.2	204.9

Discontinued operations:				
Loss for the period from discontinued operations	5.2.3	(3.6)	(2.9)	(12.8)
Profit for the period (including discontinued)		64.0	111.3	192.1
Attributable to:				
Minority interest		1.6	1.1	1.7
Equity holders of the Company		62.4	110.2	190.4
		64.0	111.3	192.1
Earnings per share:				
From continuing operations				
- Basic		3.66p	6.24p	11.24p
- Diluted		3.66p	6.24p	11.24p
From continuing and discontinued operations:				
- Basic		3.46p	6.08p	10.53p
- Diluted		3.46p	6.08p	10.53p

Consolidated Statement of Recognised Income and Expense

		6 months to 30th June 2005 £m (unaudited)	6 months to 30th June 2004 £m (unaudited)	Year to 31st December 2004 £m (unaudited)
Profit for the period (including discontinued)		64.0	111.3	192.1
Net exchange adjustments offset in reserves		(4.3)	(3.0)	(0.8)
Actuarial loss on defined benefit pension plans		(15.2)	-	(68.3)
Revaluation of available for sale investments		(0.5)	-	-
Tax on items taken directly to reserves		4.5	-	20.4
Net loss not recognised in income statement		(15.5)	(3.0)	(48.7)
Total recognised income for the period		48.5	108.3	143.4
Prospective adoption of IAS 39 at 1st January 2005	9(f)	(17.4)	-	-

Prospective adoption of IFRS 4 at 1st January 2005	10	0.3	-	-
		(17.1)	-	-
Total recognised income since end of prior reported period		31.4	108.3	143.4
Attributable to:				
Minority interest		1.6	1.1	1.7
Equity holders of the Company		29.8	107.2	141.7
		31.4	108.3	143.4

Consolidated Balance Sheet

	Notes	At 30th June 2005 £m (unaudited)	At 30th June 2004 £m (unaudited)	At 31st December 2004 £m (unaudited)
ASSETS				
Non-current assets				
Intangible assets		163.9	139.9	150.1
Property, plant and equipment		631.2	633.0	661.7
Investments in associated undertakings		9.5	11.8	9.5
Other investments	9	6.8	4.2	6.7
Deferred tax assets		96.2	75.7	97.6
Trade and other receivables		26.7	153.1	169.8
Derivative financial instruments	9	23.3	-	-
		957.6	1,017.7	1,095.4
Current assets				
Inventory		42.2	46.4	40.4

Trade and other receivables		559.4	426.6	458.9
Other investments		-	6.7	-
Derivative financial instruments	9	0.3	-	-
Cash and cash equivalents		170.8	204.5	199.5
Held-for-sale assets	5.2.2	2.6	-	-
		775.3	684.2	698.8
LIABILITIES				
Current liabilities				
Trade and other payables		(518.9)	(521.1)	(552.7)
Current tax liabilities		(128.7)	(155.4)	(138.4)
Provisions for other liabilities and charges		(36.1)	(24.8)	(24.8)
Bank and other short term borrowings		(206.4)	(121.8)	(207.5)
Derivative financial instruments	9	(5.7)	-	-
Held-for-sale liabilities	5.2.2	(0.2)	-	-
		(896.0)	(823.1)	(923.4)
Net current liabilities		(120.7)	(138.9)	(224.6)
Non-current liabilities				
Other payables		(15.1)	(14.8)	(14.5)
Bank and other long term borrowings		(1,173.5)	(1,288.1)	(1,147.1)
Deferred tax liabilities		(66.7)	(66.9)	(77.7)
Retirement benefits		(286.5)	(197.8)	(272.6)
Provisions for other liabilities and charges		(111.0)	(88.8)	(118.1)
Derivative financial instruments	9	(0.6)	-	-
		(1,653.4)	(1,656.4)	(1,630.0)
Net liabilities		(816.5)	(777.6)	(759.2)
EQUITY				
Capital and reserves attributable to the Company's equity holders				
Called up share capital	11	18.1	18.1	18.1
Share premium account	11	-	49.5	49.5
Capital redemption reserve	11	-	19.7	19.7
Treasury shares	11	(11.1)	(11.1)	(11.1)
Other reserves	11	(1,717.0)	5.4	8.4
Retained earnings	11	886.0	(866.3)	(853.9)
		(824.0)	(784.7)	(769.3)
Minority interest	11	7.5	7.1	10.1
Total equity		(816.5)	(777.6)	(759.2)

Consolidated Cash Flow Statement

	Notes	6 months to 30th June 2005 £m (unaudited)	6 months to 30th June 2004 £m (unaudited)	Year to 31st December 2004 £m (unaudited)
Cash flows from operating activities				
Cash generated from operating activities		252.7	278.0	566.3
Interest received		33.3	30.7	55.5
Interest paid		(52.7)	(49.6)	(99.7)
Income tax paid		(41.3)	(46.5)	(98.1)
Net cash flows generated from operating activities		192.0	212.6	424.0
Cash flows from investing activities				
Purchases of property, plant and equipment (PPE)		(91.6)	(83.8)	(176.1)
Purchase of intangible fixed assets		(2.3)	(2.2)	(4.7)
Proceeds from sale of PPE		5.1	4.3	12.0
Acquisition of subsidiary, net of cash acquired	5.1	(25.6)	(14.8)	(27.5)
Proceeds from disposal of companies and businesses	5.2.1	2.2	1.8	6.7
Dividends received from associates		-	0.6	3.8
Net cash flows from investing activities		(112.2)	(94.1)	(185.8)
Cash flows from financing activities				
Issue of ordinary share capital		0.4	0.3	0.3
Purchase of own shares		-	(24.2)	(24.2)
Dividends paid to equity shareholders		(86.2)	(78.7)	(113.5)
Dividends paid to minority interests		(0.5)	(0.4)	(0.7)
Interest element of finance lease payments		(1.2)	(1.2)	(2.4)
Capital element of finance lease payments		(9.3)	(9.3)	(18.7)
Net loan repayments		(31.5)	(75.9)	(197.0)

Net cash flows from financing activities		(128.3)	(189.4)	(356.2)
Net decrease in cash and bank overdrafts	12	(48.5)	(70.9)	(118.0)
Cash and bank overdrafts at beginning of year		145.3	247.3	247.3
Exchange gains on cash and bank overdrafts		7.2	4.3	16.0
Cash and bank overdrafts at end of the financial period		104.0	180.7	145.3

Notes to the consolidated interim financial statements for the six months ended 30th June 2005

1. Basis of preparation

These unaudited consolidated interim financial statements have been prepared for the first time in accordance with International Financial Reporting Standards ("IFRS"). The Accounting Policies (that comply with IFRS and IAS) adopted by Rentokil Initial plc (the "Group") are set out below. The restatement of previously published financial information under UK GAAP (on an IFRS basis) was publicly disclosed on 20th July 2005. The restated results have been fully adopted in this interim financial statement. In accordance with IFRS 5, the restated consolidated income statements previously disclosed have been updated to reflect the impact of current period discontinued businesses on the comparatives. The impact of the prospective adoption of IAS 39 and IFRS 4 on the opening balance sheet at 1st January 2005 (which was not previously publicly disclosed on 20th July 2005) is disclosed in note 9 and 10 respectively.

The consolidated financial report of the Group has been prepared in accordance with IFRS's in force from 1st January 2005. The consolidated financial report has been prepared under the historical cost convention, as modified (prospectively from 1st January 2005) by the revaluation of available for sale investments and financial assets and liabilities (including derivative instruments) at fair value through the income statement.

From 1st January 2004, the Group adopted the IAS's and IFRS's below, which are relevant to its operations and has restated comparative consolidated financial

information previously published under UK Generally Accepted Accounting Principals on an IFRS basis for the opening balance sheet as at 1st January 2004, for the six months ended 30th June 2004 and for the year ended 31st December 2004.

IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 7	Cash Flow Statements
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events after the Balance Sheet Date
IAS 12	Income Taxes
IAS 14	Segment Reporting
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee Benefits
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 23	Borrowing Costs
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 33	Earnings per Share
IAS 36	Impairment of Assets
IAS 37	Provisions, Contingent Liabilities and Contingent Assets
IAS 38	Intangible Assets
IFRS 1	First-time Adoption of International Financial Reporting Standards
IFRS 2	Share-based Payments
IFRS 3	Business Combinations

The IAS's and IFRS's below, which are relevant to the Group's operations, have been adopted with effect from 1st January 2005.

IAS 32	Financial Instruments: Disclosure and Presentation
IAS 39	Financial Instruments: Recognition and Measurement
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations

In addition, the Group has elected to adopt the amendments to IAS 19 Employee Benefits issued in December 2004 in advance of their effective date of 1 January 2006, as endorsement of these amendments by the European Union is expected later this year. As a result, the Group has recognised actuarial gains and losses

.rising on defined benefit pension plans in the Consolidated Statement of :ecognised Income and Expense.

First Time Adoption and Accounting Policies

'he Accounting Policies set on pages 8 to 14 are expected to be formally adopted ›y the Group when it prepares its first Annual Report for the financial year :nded 31st December 2005. These standards still remain subject to further ımendments by and interpretative guidance from the International Accounting :tandards Board ("IASB") as well as the ongoing review and endorsement by the :uropean Union, which may lead to the need for further refinement of the ›olicies being adopted by the Group. Consequently, the Accounting Policies are ›rovisional and subject to change.

:.1 Principal accounting policies

'he principal accounting policies adopted by the Group in conformity with in 'orce IFRS from 1st January 2005 are disclosed below. The opening IFRS balance :heet as at the date of transition on 1st January 2004 has been prepared in ıccordance with IFRS 1 (First Time Adoption of IFRS) and the most significant ›ptional exemptions adopted or not adopted by the Group are shown overleaf.

:.1.1 IFRS 1 First Time Adoption - significant exemptions adopted

a) Employee benefits - actuarial gains and losses (IAS 19, "Employee Benefits")

'he Group has elected to recognise all cumulative actuarial gains and losses in 'elation to employee benefit schemes at the date of transition.

(b) Financial Instruments (IAS 39, "Financial Instruments: Recognition and Measurement")

The Group has adopted this exemption and all financial instruments will comply with IAS 39 from 1st January 2005.

(c) Cumulative translation differences

The Group has elected to adopt the 'Cumulative translation exchange difference' exemption, which resets all cumulative translation gains and losses (on foreign net investments) to zero at the date of transition.

2.1.2 IFRS 1 First Time Adoption - significant exemptions not adopted

(a) Business combinations that occurred before the opening IFRS balance sheet date (IFRS 3, "Business Combinations")

The Group has elected to adopt IFRS 3 retrospectively to business combinations made since 1st January 1998. As a result, goodwill arising from past business combinations from 1st January 1998 has been restated under IFRS at 1st January 2004.

(b) Fair value as deemed cost

The option to fair value or revalue Property, Plant and Equipment at the date of transition has not been adopted and therefore, the depreciated cost as reported under UK GAAP remains the same at 1st January 2004.

2.2 Consolidation

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally

accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group uses the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains and losses on transactions between group companies are eliminated.

Any change in the parent's controlling interest in a subsidiary that does not result in a loss of control (in buying or selling shares to the minority) are treated as a transaction with equity shareholders and is shown as a movement in equity.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

Unrealised gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are different from those of segments operating in other economic environments.

The primary segment for the Group is the business segment. Business segments reported are; Hygiene Services, Pest Control Services, Electronic Security, Manned Guarding, Facilities Management Services, Tropical Plants, Conferencing and Parcels Delivery with central items reported separately as these cannot be reliably allocated across segments. Geographic or secondary segments are UK, Europe, North America, Asia Pacific and Africa.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in sterling, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange

gains and losses resulting from the settlement of such transactions and from the translation at reporting period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement except when deferred in equity as qualifying net investment hedges. Foreign exchange differences on direct parent/subsidiary relationship for financing of investments are considered "quasi equity" and are reported in reserves. Foreign exchange differences on loan relationships between fellow subsidiary companies, even if considered as financing of investments, are charged/credited in the income statement.

(c) Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at period end exchange rates.

2.5 Property, plant and equipment

Land and buildings comprise mainly factories and offices. Provision for depreciation of freehold buildings is made in equal annual instalments of 1% to

2% of cost. Leasehold land and buildings classified as finance leases are depreciated in equal annual instalments over the shorter of the lease term or estimated useful life of the leased asset. No depreciation is charged on freehold land or fixed assets under construction. When properties are sold, the difference between sales proceeds and net book value is dealt with in the income statement.

All other property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

4 to 5 years - Vehicles

3 to 10 years - Plant, machinery and equipment, tropical plants and their containers on rental

3 to 10 years - Office equipment, furniture and fittings.

Assets' residual values and useful lives are reviewed annually and amended as necessary. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount exceeds the higher of an asset's fair value less cost to sell or value in use.

For the purposes of assessing value in use, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units) and cash flow forecasts are made on the assumptions consistent with the most up-to-date budgets and plans that have been formally approved by management. These flows are discounted using the weighted average cost of capital for the Group, adjusted for the particular risks of the cash generating unit being reviewed for impairment.

2.6 Business combinations

Under the requirements of IFRS 3, all business combinations are accounted for using the purchase method ("acquisition accounting"). The cost of a business

:ombination is the aggregate of the fair values, at the date of exchange, of .ssets given, liabilities incurred or assumed, equity instruments issued by the .cquirer and any costs directly attributable to the business combination. The :ost of a business combination is allocated at the acquisition date by ·ecognising the acquiree's identifiable assets, liabilities and contingent .iabilities that satisfy the recognition criteria, at their fair values at that late. The acquisition date is the date on which the acquirer effectively obtains :ontrol of the acquiree. An intangible asset, such as customer relationships, orands, patents and royalties, is recognised if it meets the definition of an .ntangible asset in IAS 38 'Intangible Assets', and its fair value can be neasured reliably. The intangible assets identified in all acquisitions made since 1st January 1998 are goodwill, customer lists and relationships or :ontract portfolios.

2.7 Intangible assets

a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/ associate at the date of acquisition. Goodwill in respect of business combinations made since 1st January 1998 is included in intangible assets. Goodwill on the acquisition of associates is included in investments in associates. Goodwill in respect of the acquisition of subsidiaries made prior to January 1998 remains eliminated against reserves.

Goodwill is tested annually for impairment and carried at cost less accumulated .mpairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Gains and losses on the disposal of an entity .nclude the carrying amount of goodwill relating to the entity sold.

b) Customer lists

The fair value attributable to customer lists or portfolio at the point of acquisition is determined by discounting the expected future cash flows to be generated from that asset at the risk adjusted weighted average cost of capital

for the group. This amount is included in intangible assets as "customer lists" and amortised over the estimated useful life on a straight-line basis. Amortisation periods are business stream dependent and vary from 5 to 10 years. Separate values are not attributed to internally generated customer lists or relationships.

(c) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives.

Costs associated with maintaining computer software programs are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

Computer software development costs recognised as assets are amortised over their estimated useful lives.

(d) Research and Development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the date the product is available for use on a straight-line basis over the period of its expected benefit.

2.8 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished

goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.9 Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

2.10 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less (and subject to insignificant changes in value). In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

2.11 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

Where any Group company purchases the Company's equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration

received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

2.12 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost (where hedge accounting is not applied); any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Where hedge accounting is applied, the borrowings are subsequently revalued at each balance sheet date and the difference is offset against the fair value movement of the derivative (the hedging instrument) in the income statement.

Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date under both its committed bank credit facility or Euro Medium Term Note programme.

2.13 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

2.14 Employee benefits

(a) Pension obligations

The Group operates a number of pension schemes throughout the world. The principal scheme is the UK scheme, which has a number of defined benefit sections, which are now closed to new entrants, and a defined contribution section. The scheme is funded through payments to a trustee-administered fund, determined by periodic actuarial calculations. A number of much smaller defined benefit and defined contribution schemes operate elsewhere which are also funded through payments to trustee-administered funds or insurance companies. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Current and past-service costs, to the extent they have vested, and curtailments are recognised in operating costs in the income statement. Interest cost on plan liabilities and the expected return on plan assets are recognised in finance costs. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and curtailments are charged or credited to the consolidated statement of recognised income and expense.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Other post-employment obligations

Some Group companies provide post-employment healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to the consolidated statement of recognised income and expense.

(c) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans. The economic cost of awarding shares and share options to employees is recognised as an expense in the income statement equivalent to the fair value of the benefit awarded. The fair value is determined by reference to option pricing models, principally Monte Carlo and adjusted Black-Scholes models. The charge is recognised in the income statement over the vesting period of the award. At each balance sheet date, the Group revises its estimate of the number of options that are expected to become exercisable. Any revision to the original estimates is reflected in the income statement with a corresponding adjustment to equity immediately to the extent it relates to past service and the remainder over the rest of the vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(d) Termination benefits

Termination benefits are payable when an employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

(e) Profit-sharing *and bonus plans*

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the probability of certain performance criteria being achieved. A provision is recognised where a contractual obligation exists or where past practice indicates that there is a constructive obligation to make such payments in the future.

(f) Holiday Pay

Paid holidays are regarded as an employee benefit and as such are charged to the income statement as the benefits are earned. An accrual is made at the balance sheet to reflect the fair value of holidays earned but not yet taken.

2.15 Provisions

Vacant property, environmental, self insurance and other provisions are recognised when the Group has a present legal or constructive obligation as a

result of past events and it is more likely than not that an outflow of resources will be required to settle the obligation; and if this amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability.

Vacant property provision is made in respect of vacant and partly sub-let leasehold properties to the extent that future rental payments are expected to exceed future rental income. Environmental provision is made for all known liabilities to remediate contaminated land on the basis of management's best estimate of the costs of these liabilities. Self insurance provision is made for all claims incurred as at the balance sheet date based on actuarial assessments of these liabilities. Other provisions are made for all other known liabilities that exist at the year-end based on management's best estimate as to the cost of settling these liabilities. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

When the effect of the time value of money is material, provision amounts are calculated on the present value of the expenditures expected to be required to settle the obligation. The present value is calculated using forward market interest rates, as measured at the balance sheet reporting date, which have been adjusted for risks already reflected in future cash flow estimates.

2.16 Revenue recognition

Revenue comprises the fair value for the rendering of services, net of value-added tax and other similar sales based taxes, rebates and discounts and after eliminated sales within the Group. Revenue is recognised as follows:

(a) Service revenue

Revenue excludes VAT and other similar sales based taxes and represents the amounts receivable for services rendered and goods sold outside the Group.

For non-contract based business, revenue represents the value of goods delivered

or services performed. For contract based business, revenue represents the sales value of work carried out for customers during the period. Contract income is recognised in accounting periods on a straight-line basis over the life of the contract. For long-term contracts involving the installation of equipment, revenue is recognised using the percentage completion method and represents the sales value of work executed during the period.

(b) Rental income

Rental assets such as tropical plants, washroom equipment, garments, linen, security equipment, etc which are owned by Group entities or where at least substantially all the risks and rewards of ownership of such equipment is retained by Group entities are capitalised as fixed assets and depreciated over their estimated useful lives.

All rental income received or receivable in respect of rental assets is accounted for on an operating lease basis. Income from the rental of these assets is credited to revenue on a strict time-apportioned basis.

(c) Interest income

Interest income is recognised on a time-apportioned basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost-recovery basis as conditions warrant.

2.17 Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the

remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.18 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.19 Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument and derecognised when it ceases to be a party to such provisions.

2.20 Financial assets

Non derivative financial assets are classified as available-for-sale investments, loans and receivables or held-to-maturity. Available-for-sale investments are marked to market and changes to market values are taken to equity. On subsequent disposal or impairment, the accumulated gains and losses, previously recognised in equity are recognised in the income statement. Loans and receivables and held-to-maturity investments are measured at amortised cost

using the effective interest method, subject to impairment.

2.21 Financial liabilities

Non derivative financial liabilities are stated at amortised cost using the effective interest rate method.

2.22 Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at the balance sheet date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either (1) hedges of the fair value of recognised assets or liabilities or (2) hedges of net investments in foreign operations. The Group does not operate any cash flow hedging activities.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(b) Net investment hedge

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

(c) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

2.23 Fair value estimation

The fair value of any financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate and currency swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate to their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

2.24 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

2.25 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 2.7(a). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates and assumptions consistent with the most up-to-date budgets and plans that have been formally approved by management

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Provision for vacant property and environmental restoration

Significant judgement is required in determining the worldwide provision for

vacant property and environmental restoration. Vacant property and environmental restoration tend to be long term in nature and the required use of an appropriate market discount rate and forecast future utilisation based upon management's best estimate determines the level of provision required at the balance sheet date. The phasing and actual cash spend may be different from the original forecast utilisation spend.

2.26 Exceptional items

Exceptional items are defined as significant items (that are non recurring in nature) that fall within the ordinary trading activities of the Group and which individually or, if of a similar type in aggregate are shown on the face of the Consolidated Income Statement.

3 Significant events impacting the consolidated interim financial statements

Other than the change in accounting policies resulting from the transition to IFRS, there were no significant changes in the nature and amount of estimates and contingent assets reported since the published Annual Report.

3.1 Material post balance sheet events

An Interim dividend of 2.13p per share (HY 2004: 1.93p) was declared after the balance sheet date and will be paid on 28th October 2005 to shareholders on the register on 30th September 2005.

4 Segmental Analysis

Continuing operations at average exchange rates:

	6 months to 30th June 2005	6 months to 30th June 2004	Year to 31st December 2004
By business	£m	£m	£m

	(unaudited)	(unaudited)	(unaudited)
ːevenue			
Hygiene Services	378.3	363.3	733.8
Pest Control Services	114.3	110.0	224.2
Hygiene	492.6	473.3	958.0
Electronic Security	131.2	120.9	249.7
Manned Guarding	166.7	160.6	324.4
Security	297.9	281.5	574.1
Facilities Management Services	223.3	227.8	449.7
Tropical Plants	51.8	49.3	105.1
Conferencing	44.1	43.7	91.1
Facilities Management	319.2	320.8	645.9
Parcels Delivery	57.5	55.1	113.4
ːevenue from continuing operations	1,167.2	1,130.7	2,291.4
⊃perating Income *			
Hygiene Services	45.3	80.4	161.0
Pest Control Services	34.7	38.5	78.1
Hygiene	80.0	118.9	239.1
Electronic Security	16.2	18.8	38.2
Manned Guarding	4.3	4.9	10.4
Security	20.5	23.7	48.6
Facilities Management Services	13.6	16.1	32.5
Tropical Plants	2.6	3.1	9.1
Conferencing	10.7	11.9	26.2
Facilities Management	26.9	31.1	67.8
Parcels Delivery	12.4	13.8	30.3
Central Items	(20.6)	(9.6)	(49.8)
⊃perating Income from continuing operations *	119.2	177.9	336.0

ʒy Geography

Revenue			
United Kingdom	552.2	547.6	1,101.3
Continental Europe	423.1	399.7	812.5
North America	132.0	127.9	264.4
Asia Pacific	43.2	40.9	82.4
Africa	16.7	14.6	30.8
Revenue from continuing operations	1,167.2	1,130.7	2,291.4
Operating Income *			
United Kingdom	50.4	93.7	186.7
Continental Europe	68.6	71.3	150.1
North America	2.6	3.1	10.1
Asia Pacific	11.7	13.1	26.0
Africa	6.5	6.3	12.9
Central Items	(20.6)	(9.6)	(49.8)
Operating Income from continuing operations *	119.2	177.9	336.0

* After amortisation of customer lists and items identified as exceptional (note 6).

5 Business Combinations and Discontinued Operations

The following business combinations, business disposals and businesses treated as held-for-sale were made during the six months to 30th June 2005:

5.1 Business combinations

The Group purchased 100% of the share capital or the trade and assets of 18 companies and businesses, as set out below, for a total consideration of £26.9m. The cash outflow from current period acquisitions, net of cash acquired was £24.5m.

Name of business acquired	Country	Business	Date

Meldkamer	Netherlands	Electronic Security	01.01.05
Plantscape	Belgium	Tropical Plants	05.01.05
BAS	France	Electronic Security	12.01.05
Prevent-A-Pest	New Zealand	Pest Control	17.01.05
Maarse	Netherlands	Tropical Plants	25.01.05
Tapisnorest	France	Hygiene Services	31.01.05
Valley Crest	USA	Tropical Plants	01.02.05
ASA	France	Electronic Security	19.02.05
Stour Security	United Kingdom	Electronic Security	28.02.05
Safeway	Canada	Pest Control	01.03.05
Pointner	Austria	Hygiene Services	08.03.05
Group Chabaud	France	Electronic Security	13.04.05
The Jungle	USA	Tropical Plants	01.05.05
Decraplant	Belgium	Tropical Plants	04.05.05
Integrated Security Systems	USA	Electronic Security	12.05.05
Commercial Irati	Spain	Pest Control	01.06.05
OCS	USA	Manned Guarding	05.06.05
Advantage Pest Control	New Zealand	Pest Control	09.06.05

Details of goodwill and the fair value of net assets acquired are as follows:

	2005
	£m
	(unaudited)

Purchase consideration:	
- Cash paid	24.1
- Direct costs relating to the acquisition	1.0
- Consideration deferred to future periods	1.8
Total purchase consideration	26.9
Fair value of net assets acquired	20.0
Goodwill	6.9

The assets and liabilities arising from acquisitions are as follows:

	Fair value 2005 £m (unaudited)
Non-current assets	
- Intangible assets	20.4
- Property, plant and equipment	11.6
Current assets	5.9
Current liabilities	(4.7)
Non-current liabilities	(16.6)
Minority interest	3.4
Net assets acquired	20.0

The book value of net assets acquired are materially the same as the fair value of net assets acquired.

Purchase consideration (total)	26.9
Consideration payable in future periods	(1.8)
Purchase consideration (paid in cash)	25.1
Cash and cash equivalents in acquired companies and businesses	(0.6)
Cash outflow on current period acquisitions	24.5
Deferred consideration from prior periods paid	1.1
Cash outflow on current and past acquisitions	25.6

From the dates of acquisition to 30th June 2005 these acquisitions contributed £8.1m to revenue and £nil to net profit (after amortisation of customer lists acquired of £0.5m).

5.2 Discontinued activities

IFRS 5 requires the current period financial performance (and its comparatives) on HY 2005 business disposals and businesses classified as held-for-sale to be disclosed below profit after taxation (see note 5.2.3). Comparative balance sheets on HY 2005 disposals/held-for-sale businesses are not restated.

HY 2005 disposals/held-for-sale business balance sheets are collapsed into two lines within current assets and current liabilities and are described as 'held-for-sale assets' and 'held-for-sale liabilities' respectively. The balance sheets on held-for-sale businesses are held at fair value less costs to sell (see note 5.2.2).

5.2.1 Disposals

The Group disposed of 2 businesses, as set out below, and a 49% interest in an associate undertaking, Rezayat Sparrow Arabian Crane Hire Co Ltd, Saudi Arabia on 31st May 2005, during the 6 months to 30th June 2005 for gross proceeds of £4.4m, £4.3m after costs paid of £0.1m but before provisions of £0.7m.

Name of business sold	Country	Business	Date
Unifreight	Zimbabwe	Parcels Delivery	09.05.05
Office Solutions	United Kingdom	Facilities Management Services	30.06.05

Details of net assets disposed and disposal proceeds are as follows:

	2005
	£m
	(unaudited)

Non-current assets	1.9
Current assets	2.2
Current liabilities	(1.3)
Non-current liabilities	(0.1)
Net assets disposed	2.7
Profit on disposal	0.9
Provisions	0.7
Consideration	4.3
Consideration deferred to future periods	(1.7)
Consideration deferred from prior periods	1.0
Cash disposed	(0.4)
Cash inflow from disposals	3.2
Disposal costs incurred on businesses held-for-sale (note 5.2.2)	(1.0)
Cash inflow from disposals and businesses held-for-sale	2.2

The profit on disposal above of £0.9m excludes translation exchange losses of £1.4m which are recycled to the income statement, giving a total post-tax loss on disposal of subsidiary net assets of £0.5m as shown in note 5.2.3.

5.2.2 Businesses held-for-sale

The Group disposed of Premier Golf, based in the USA, on 15th July 2005 for gross proceeds of £0.5m. The disposal of Germany Hospital Services (North) is scheduled for completion in the second half for gross proceeds of £3.9m, £2.9m after costs paid of £1.0m. The proceeds relating to Germany Hospital Services were received towards the end of last year. The book value of net assets have been written down to their recoverable amounts as shown below:

	Book value	Fair value
	£m	£m
	(unaudited)	(unaudited)
Non-current assets	4.0	2.3
Current assets	0.3	0.3
Held-for-sale assets	4.3	2.6
Held-for-sale liabilities	(0.2)	(0.2)
Net held-for-sale assets	4.1	2.4

The asset write down of £1.7m is included within post-tax loss on disposal of discontinued operations (note 5.2.3).

5.2.3 Financial performance of discontinued operations (on Disposals and Businesses held-for-sale)

		6 months to 30th June 2005 £m (unaudited)	6 months to 30th June 2004 £m (unaudited)	Year to 31st December 2004 £m (unaudited)
Revenue		5.5	21.2	30.8
Operating expenses		(6.0)	(21.6)	(40.9)
Operating loss		(0.5)	(0.4)	(10.1)
Finance costs - net		(0.2)	-	0.4
Share of profit from associates disposed (net of tax)		-	0.4	0.6
Pre-tax loss		(0.7)	-	(9.1)
Taxation		-	-	(0.4)
Post-tax results from discontinued operations		(0.7)	-	(9.5)
Post-tax profit/(loss) on disposal of subsidiary net assets	5.2.1	0.9	(2.9)	(3.3)
Cumulative translation exchange loss *		(1.4)	-	-
Total post-tax loss on disposal of subsidiary net assets		(0.5)	(2.9)	(3.3)
Asset write down in held-for-sale business	5.2.2	(1.7)	-	-
Cumulative translation exchange loss *		(0.7)	-	-
Total held-for-sale businesses stated at fair value less costs to sell		(2.4)	-	-
Post-tax loss on disposal of discontinued operations		(3.6)	(2.9)	(12.8)

* The cumulative translation exchange loss of £2.1m relating to discontinued activities has been recycled out of exchange reserves to the consolidated income statement.

.6 Exceptional items

	6 months to 30th June 2005 £m (unaudited)	6 months to 30th June 2004 £m (unaudited)	Year to 31st December 2004 £m (unaudited)
Impairment of assets in UK Textiles business *	28.0	-	-
Additional vacant property and environmental provisions	-	-	19.7
Potential uninsured loss on a discontinued business **	-	-	6.0
	28.0	-	25.7

* The linen and garments business within the UK has been written down to its recoverable amount.

** The provision for the potential uninsured loss was made in respect of product supply by a discontinued business following further developments in 2004.

7 Interest payable and similar charges

	6 months to 30th June 2005 £m	6 months to 30th June 2004 £m	Year to 31st December 2004 £m
Interest payable on bank loans and overdrafts	(15.0)	(13.5)	(28.8)
Interest payable on Medium Term Notes issued	(19.2)	(19.6)	(40.1)
Interest payable on swaps	(16.2)	(15.3)	(33.0)
Interest on defined benefit plan liabilities	(22.3)	(20.5)	(40.8)
Interest payable on finance leases	(1.3)	(1.2)	(2.5)
Foreign exchange loss on translation of foreign denominated loans	-	(0.5)	(4.1)
Amortisation of discount on provisions	(1.0)	-	-
Fair value losses arising on swaps designated as fair value hedges	(1.0)	-	-
Fair value losses arising from hedged debt	(3.5)	-	-
Fair value loss on derivatives not designated in a hedge relationship *	(7.2)	-	-
Total interest payable and similar charges	(86.7)	(70.6)	(149.3)

* The fair value loss on derivatives not designated in a hedge relationship includes the Ashtead convertible option write down of £4.6m and £2.6m of fair value write downs relating to forward rate agreements.

8 Interest receivable

Bank interest	5.4	4.9	8.0
Interest receivable on swaps	18.8	19.3	39.5
Other interest *	9.9	3.7	7.5
Return on defined benefit plan assets	19.9	20.0	39.9
Foreign exchange gain on translation of foreign denominated loans	0.5	-	-
Fair value gains arising on swaps designated as fair value hedges	3.7	-	-
Fair value gains arising from hedged debt	1.2	-	-
Total interest receivable	59.4	47.9	94.9

* Other interest income represents interest income from the Ashtead loan receivable.

Finance costs - net	(27.3)	(22.7)	(54.4)

page 32)

9 Derivatives and other financial instruments

(a) Fair values of financial assets and financial liabilities

		BOOK VALUE 30 JUN 05 (unaudited) £m	BOOK VALUE 1 JAN 05 (unaudited) £m
Primary financial instruments held or issued to finance the group's operations:			
Investments - government gilts	(i)	6.7	6.6
- other		0.1	0.1
Current and non-current receivables			

- Ashtead loan note (principal)	(ii)	118.3	112.7
- South African loan note (disposal note)	(iii)	16.4	17.6
- Other deferred consideration/disposal notes	(iv)	5.1	4.5
Cash and cash equivalents		170.8	199.5
Short term borrowings:			
Medium term notes (fair value hedge)	(v)	-	(9.8)
Medium term notes (non-hedge)	(vi)	(122.5)	(125.9)
		(122.5)	(135.7)
Other borrowings (excluding finance leases)	(vii)	(69.1)	(58.2)
		(191.6)	(193.9)
Long term borrowings:			
Medium term notes (fair value hedge)	(v)	(636.1)	(653.2)
Medium term notes (non-hedged)	(vi)	(5.6)	(20.1)
		(641.7)	(673.3)
Other borrowings (excluding finance leases)	(vii)	(509.1)	(480.5)
		(1,150.8)	(1,153.8)

On adopting IAS 39 prospectively from 1st January 2005, the book values of the primary financial instruments listed above are recorded at fair values at the respective balance sheet dates.

(b) Derivative fair values:

Fair values at respective balance sheet dates		ASSETS	LIABILITIES	ASSETS	LIABILITIES
		30 JUN 05	30 JUN 05	1 JAN 05	1 JAN 05
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		£m	£m	£m	£m
Interest rate swaps:					
- non-hedge	(vi)	-	-	-	-
- fair value hedge	(v)	23.3	(0.5)	25.6	(3.6)
Forward rate agreements:					
- non-hedge	(vi)	-	(2.6)	-	(0.1)
Cross-currency interest rate swaps:					
- non-hedge	(vi)	0.1	(3.2)	2.5	(0.7)
- fair value hedge	(v)	-	-	-	-
Ashtead Convertible option	(viii)	-	-	4.6	-
Foreign exchange forward agreements		0.2	-	-	-
		23.6	(6.3)	32.7	(4.4)

The table above provides a comparison by category of the carrying amounts and the fair values of the group's financial assets and financial liabilities at 30th June 2005 and 1st January 2005. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties (other than a forced or liquidation sale) and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at relevant interest and exchange rates.

(i) UK and US Government gilts are designated as 'Available-For-Sale' ('AFS'). The gain on revaluation is taken through the Statement of Recognised Income and Expense ('SORIE') for the six months to HY 2005 was £0.1m.

(ii) Current receivables include a principal balance of £118.3m (1 JAN 2005: £112.7m) in respect of a convertible loan note issued by Ashtead Group plc ('Ashtead') in partial consideration for their purchase of our former US plant services business. The note has been designated as a 'Loan and Receivable' (stated at amortised cost with an effective interest rate of 11.54%), with an original final maturity date of 31st March 2008 and interest accrues at 5.25% per annum. At 30th June 2005, the fair value of the interest accrued on the principal was £2.3m (1 JAN 2005: £1.7m). There was also deferred interest of £7.9m (1 JAN 2005: £7.7m). On 1st July 2005, the Group entered into an agreement with Ashtead whereby it agreed to an early repayment of the Ashtead convertible loan note subject to certain refinancing actions and conditions being met by 15th August 2005. On 3rd August, Ashtead completed all these conditions and repaid £129.9m to the company in full settlement of the outstanding loan note obligations. The total sum received comprised £119.5m loan principal and £10.4m of deferred interest and accrued interest then outstanding. The book and fair value tables shown above, together with notes 7 and 8 reflect the repayment of the note with effect 3rd August 2005.

9 Derivatives and other financial instruments (continued)

(iii) The South African loan note relating to the sale of a minority interest in our South African subsidiary has been designated as an AFS. The loan note has been revalued at 30th June 2005 and the revaluation loss of £0.6m has been taken directly to reserves and disclosed on the face of the SORIE.

(iv) Debtors include £19.4m (1 JAN 2005: £20.6m) of interest bearing and £2.1m (1 JAN 2005: £1.5m) of non-interest bearing notes and deferred consideration received in respect of non-core business disposals. The notes/deferred consideration have final maturities between 2005 and 2008, although earlier repayments may be precipitated under the terms of the respective disposal notes/sale agreements. Apart from the South African loan note (described in (iii) above), deferred consideration/

disposal notes are designated as originated loans and receivables.

(v), (vi) Fair Value Hedging

Fair value hedge accounting has been applied to all the notes and related derivatives (marked as 'fair value hedge' ('FV')) in accordance with IAS 39. Where no hedge accounting has been applied, all the notes and related derivatives have been marked as 'non-hedge' ('NH'). The related derivative and the hedged note are both marked to market and the ineffective portion of the hedge is taken directly to finance costs.

Net Investment Hedging

The Group has both Japanese Yen and euro denominated borrowings, which it has designated as a hedge of the net investment in its subsidiaries in Japan and the eurozone. The fair value of Japanese Yen borrowings at 30th June 2005 was £6.6m (1 JAN 2005: £6.7m) and the euro borrowings £356.4m (1 JAN 2005: £383.9m). The foreign exchange gain of £0.7m on translation of the borrowings into sterling has been recognised in exchange reserves. Where Net Investment Hedging has been applied to the medium term notes, the related note has been marked with a 'NIH'.

The Group operated the following medium term notes under its Euro2.5bn Euro Medium Term Note programme for the six months ended 30th June 2005:

CURRENCY/AMOUNT	IAS 39 hedging	INTEREST COUPON	MATURITY DATE
Y2,000m	FV	Fixed rate - 0.40% pa	matured
Euro20m	NH	Floating rate - 3 month EURIBOR +0.20%	matured
$10m	NH	Floating rate - 3 month USD LIBOR +0.24%	16.09.05
Euro150m	NH	Floating rate - 3 month EURIBOR +0.35%	17.11.05
£15m	NH	Floating rate - 6 month GBP LIBOR +0.35%	13.02.06
Y3,000m	FV	Fixed rate - 0.60% pa	13.04.07
$10m	NH	Floating rate - 3 month USD LIBOR +0.35%	17.05.07
Euro500m	FV, NIH	Fixed rate - 5.75% pa	21.05.07
£250m	FV	Fixed rate - 6.125% pa	19.11.08

The aggregate book and fair values for these notes are reflected in the table in note 9 (a).

The effective interest rate on the Euro500m note is 5.90%. The effective interest rate on the £250m note is 6.20%. For all other bonds the effective interest rate approximates to the coupon. The floating rate bonds (and the related cross currency swaps) that are not designated as hedges in accordance with

IAS 39 and are carried on the balance sheet at amortised cost and retranslated at the period end rate. The related swap (a derivative) is marked to market at the period end date. The exchange effect on the bond and the movement on the swap re-valuation are both reported within finance costs and act as a natural hedge.

(vii) Other borrowings represent bank loans and overdrafts and are held at amortised cost.

(viii) A fair value sum of £4.6m has been ascribed to the Ashtead equity conversion option using the Trinomial option valuation model as at 1st January 2005 and booked on the balance sheet. At HY 2005, the option value has been marked to market to £nil given the early repayment of the note on 3rd August 2005. As a result, an unfavourable movement of £4.6m has been taken to interest payable.

(c) Maturity of financial liabilities

The maturity profile of the carrying amount of the group's financial liabilities, other than short term trade creditors, accruals and finance leases, was as follows:

	LOANS	OTHER FINANCIAL LIABILITIES	TOTAL (UNAUDITED)	LOANS	OTHER FINANCIAL LIABILITIES	TOTAL (UNAUDITED)
			HY 2005			1 JAN 05
	£m	£m	£m	£m	£m	£m
Within 1 year, or on demand	191.6	4.0	195.6	193.9	4.7	198.6
Between						
- 1 and 2 years	877.8	3.9	881.7	515.3	4.0	519.4
- 2 and 3 years	7.5	3.7	11.2	383.3	3.9	387.1
- 3 and 4 years	265.0	3.7	268.7	253.8	3.7	257.5
- 4 and 5 years	0.2	3.7	3.9	-	3.8	3.8
- Over 5 years	0.3	25.7	26.0	1.4	25.0	26.4
	1,342.4	44.7	1,387.1	1,347.7	45.1	1,392.8

9 Derivatives and other financial instruments (continued)

Other financial liabilities include £44.7m (1 JAN 2005: £45.1m) in respect of vacant property provisions related to underlying onerous lease contracts and environmental provisions.

Floating rate loans bear interest at rates, based on the relevant national borrowing rate benchmark equivalents (e.g. - £ LIBOR), which are fixed in advance usually for periods of between one and twelve months.

(d) Borrowing facilities

The group had the following undrawn committed borrowing facilities available at 30th June in respect of which all continuing conditions precedent had been met at that date.

	HY 2005 (unaudited)	CONSOLIDATED 1 JAN 05 (unaudited)
	£m	£m
Expiring within		
- 1 year, or on demand	-	-
- 1 and 2 years	688.0	753.9
- 2 and 3 years	-	-
- 3 and 4 years	-	-
- 4 and 5 years	-	-
- Over 5 years	-	-
	688.0	753.9

The above table has been prepared using the actual drawings, as at 30th June 2005, made under former committed bank facilities ('old facilities') which totaled £1,276m. The effective final repayment dates on these old facilities were between July and October 2006. New committed bank facilities ('new facilities') totaling £1,311m were negotiated in spring 2005 and these became fully available shortly after the effective completion of the new holding company structure. Since the 30th June 2005, having met their conditions precedent, these new facilities have been used to repay all liabilities under the old facilities. The old facilities have since been cancelled in full. The new facilities have maturities of between one and two years of £578m and between four and five years of £733m.

(e) Maturity of financial assets

The maturity profile of the carrying amount of the group's financial assets, at 30th June was as follows:

At 30th June 2005	CASH	DEFERRED CONSIDERATION/ LOAN NOTES	DERIVATIVES	INVESTMENTS	TOTAL (UNAUDITED)
	£m	£m	£m	£m	£m
Within 1 year, or on	170.8	130.9	0.3	-	302.0

demand					
Between					
	-	1.5	14.8	0.2	16.5
- 1 and 2 years					
- 2 and 3 years	-	0.1	-	6.2	6.3
- 3 and 4 years	-	-	8.5	-	8.5
- 4 and 5 years	-	1.1	-	-	1.1
- Over 5 years	-	16.4	-	0.4	16.8
	170.8	150.0	23.6	6.8	351.2

The maturity profile of the carrying amount of the group's financial assets, at 1st January was as follows:

At 1st January 2005	CASH	DEFERRED CONSIDERATION/ LOAN NOTES	DERIVATIVES	INVESTMENTS	TOTAL (UNAUDITED)
	£m	£m	£m	£m	£m
Within 1 year, or on demand	199.5	1.2	2.5	-	203.2
Between					
	-	0.9	-	-	0.9
- 1 and 2 years					
- 2 and 3 years	-	1.1	25.6	3.9	30.6
- 3 and 4 years	-	122.3	4.6	2.5	129.4
- 4 and 5 years	-	1.1	-	-	1.1
- Over 5 years	-	17.6	-	0.3	17.9
	199.5	144.2	32.7	6.7	383.1

Floating rate cash earns interest at commercial rates in line with local market practice. Central treasury companies invest all significant cash surpluses in major currencies (£, US$ and Euro) at money market rates.

Fixed rate cash deposits include £6.7m (1 JAN 2005: £6.6m) invested in UK and US Government bonds which are held by the group's insurance operations in accordance with local insurance regulations and are used to meet insurance liabilities as they fall due. The weighted average interest rate earned is 6.44% (1 JAN 2005: 6.43%) and the weighted average rate is fixed for 2.9 years (1 JAN 2005: 3.4 years).

Short-term deposits are placed with banks usually for maturities of up to six months and earn interest at market rates related to the currency and the sums invested.

9 Derivatives and other financial instruments

(f) First time adoption of IAS 39 at 1st January 2005

		BOOK VALUE 1 JAN 05 (unaudited)	UK GAAP 1 JAN 05 (unaudited)	IAS 39 TRANSITION ADJUSTMENT AT 1 JAN 05 (unaudited)
		£m	£m	£m
Primary financial instruments held or issued to finance the group's operations:				
Investments - government gilts	(i)	6.6	6.6 *	-
- other		0.1	0.1	-
Current and non-current receivables				
- Ashtead loan note (principal)	(ii)	112.7	134.0	(21.3)
- South African loan note (disposal note)	(iii)	17.6	17.6	-
- Other deferred consideration/disposal notes	(iv)	4.5	4.5	-
Cash and cash equivalents		199.5	199.5 *	-
Short term borrowings:				
Medium term notes (fair value hedge)	(v)	(9.8)	(10.5)	0.7
Medium term notes (non-hedge)	(vi)	(125.9)	(122.0)	(3.9)
		(135.7)	(132.5)	(3.2)
Other borrowings (excluding finance leases)	(vii)	(58.2)	(58.2)	-
		(193.9)	(190.7)	(3.2)
Long term borrowings:				
Medium term notes (fair value hedge)	(v)	(653.2)	(619.2)	(34.0)
Medium term notes (non-hedged)	(vi)	(20.1)	(20.6)	0.5
		(673.3)	(639.8)	(33.5)
Other borrowings (excluding finance leases)	(vii)	(480.5)	(480.5)	-
		(1,153.8)	(1,120.3)	(33.5)
Other receivables - unamortised bond issue costs		-	1.6	(1.6)
Other payables - accrued interest on medium notes		-	(13.9)	13.9

Derivatives marked to market at 1 Jan 2005	9(b)	28.3	-	28.3
Total IAS 39 transitional adjustment at 1 Jan 2005				(17.4)

* Government gilts included within cash has been reclassified to investments within the UK GAAP column for comparability purposes.

On adopting IAS 39 prospectively from 1st January 2005, net liabilities increased by £17.4m, principally resulting from restating financial assets and liabilities at fair value or on an amortised cost basis. The classification of financial assets and liabilities is disclosed in the front section of note 9.

The book values of the primary financial instruments listed above are recorded at fair values at the respective balance sheet dates.

10 First time adoption of IFRS 4 - Insurance Contracts

IFRS 4 does not permit general insurance reserves. As a result, the equalisation reserve held on the balance sheet under UK GAAP (£0.7m) has been reversed to equity. Deferred acquisition costs (held within other receivables) on insurance contracts totaling £0.2m were also taken to reserves. A total adjustment of £0.3m (net of deferred taxation of £0.2m) was therefore required to restate the opening balance sheet at 1st January 2005 in compliance with IFRS 4.

11 Share capital, reserves and minority interest

	Attributable to equity holders of the Company							
	Called up share capital	Share premium account	Capital redemption reserve	Treasury shares	Other reserves	Retained earnings	Minority Interest	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m (unaudited)
Balance at 1st January 2004	18.2	49.2	19.6	(12.0)	8.9	(874.5)	6.6	(784.0)

Total recognised income for the period	-	-	-	-	(3.0)	111.3	-	108.3
Dividends paid to ordinary shareholders	-	-	-	-	-	(78.7)	-	(78.7)
Cost of share options	-	-	-	-	-	0.4	-	0.4
Own shares purchased and cancelled	(0.1)	-	0.1	-	-	(24.2)	-	(24.2)
Transfer to other reserves	-	-	-	-	(0.5)	0.5	-	-
New share capital issued	-	0.3	-	-	-	-	-	0.3
Shares released under Deferred Share Award Plan	-	-	-	0.7	-	-	-	0.7
Level 2 share options issued	-	-	-	0.2	-	-	-	0.2
Minority interest share of profit	-	-	-	-	-	(1.1)	1.1	-
Currency translation difference on minority interest	-	-	-	-	-	-	(0.2)	(0.2)
Dividends paid to minority interests	-	-	-	-	-	-	(0.4)	(0.4)
Balance at 30th June 2004	18.1	49.5	19.7	(11.1)	5.4	(866.3)	7.1	(777.6)
Balance at 1st January 2004	18.2	49.2	19.6	(12.0)	8.9	(874.5)	6.6	(784.0)
Total recognised income for the year	-	-	-	-	(0.8)	144.2	-	143.4
Gain on sale of interest in South African business	-	-	-	-	-	15.1	-	15.1
Dividends paid to ordinary shareholders	-	-	-	-	-	(113.5)	-	(113.5)
Cost of share options	-	-	-	-	-	1.0	-	1.0
Own shares purchased and cancelled	(0.1)	-	0.1	-	-	(24.2)	-	(24.2)
Transfer to other reserves	-	-	-	-	0.3	(0.3)	-	-
New share capital issued	-	0.3	-	-	-	-	-	0.3
Shares released under Deferred Share Award Plan	-	-	-	0.7	-	-	-	0.7
Level 2 share options issued	-	-	-	0.2	-	-	-	0.2
Minority interest share of profit	-	-	-	-	-	(1.7)	1.7	-
Minority adjustment in respect of part disposal of South African business	-	-	-	-	-	-	2.2	2.2
Currency translation difference on minority interest	-	-	-	-	-	-	0.3	0.3
Dividends paid to minority interests	-	-	-	-	-	-	(0.7)	(0.7)
Balance at 31st December 2004	18.1	49.5	19.7	(11.1)	8.4	(853.9)	10.1	(759.2)
Prospective adoption of IAS 39 and IFRS 4 at 1 Jan 2005	-	-	-	-	-	(17.1)	-	(17.1)

Balance at 1st January 2005	18.1	49.5	19.7	(11.1)	8.4	(871.0)	10.1	(776.3)
Total recognised income for the period	-	-	-	-	(4.8)	53.3	-	48.5
Dividends paid to ordinary shareholders	-	-	-	-	-	(86.2)	-	(86.2)
Cost of share options	-	-	-	-	-	0.9	-	0.9
New share capital issued	-	0.4	-	-	-	-	-	0.4
Minority interest share of profit	-	-	-	-	-	(1.6)	1.6	-
Cumulative exchange recycled to income statement on disposal of foreign subsidiary	-	-	-	-	2.1	-	-	2.1
Currency translation difference on minority interest	-	-	-	-	-	-	(0.3)	(0.3)
Dividends paid to minority interests	-	-	-	-	-	-	(0.5)	(0.5)
Purchase of minority interest in French Textiles business	-	-	-	-	-	(1.7)	(3.4)	(5.1)
Capital re-organisation *	-	(49.9)	(19.7)	-	(1,722.7)	1,792.3	-	-
Balance at 30th June 2005	18.1	-	-	(11.1)	(1,717.0)	886.0	7.5	(816.5)

* On the 20th June 2005, the High Court (the 'Court') approved the scheme of arrangement (the 'Scheme') of Rentokil Initial plc ('Old Rentokil Initial') under section 425 of the Companies Act 1985 to introduce a new listed group holding company, Rentokil Initial 2005 plc ('New Rentokil Initial'). The Scheme became effective on the 21st June 2005 and New Rentokil Initial changed its name to Rentokil Initial plc and Old Rentokil Initial changed its name to Rentokil Initial 1927 plc at that time. Under the terms of the Scheme, holders of Old Rentokil Initial shares received one New Rentokil Initial share for each Old Rentokil Initial share.

On the 22nd June 2005, the Court approved the reduction of capital of Rentokil Initial plc, whereby the nominal value of each share is reduced from 100 pence to 1 penny. The reduction of capital became effective on the 23rd June 2005. As shown above, the effect of the scheme of arrangement and the subsequent reduction in capital has increased distributable reserves by £1,792.3m.

11 Share capital, reserves and minority interest (continued)

		Other reserves			
	Capital reduction reserve	Legal	Translation reserve	Available for sale	Total
	£m	£m	£m	£m	£m

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance at 1st January 2004	-	8.9	-	-	8.9
Total recognised expense for the period	-	-	(3.0)	-	(3.0)
Transfer to retained reserves	-	(0.5)	-	-	(0.5)
Balance at 30th June 2004	-	8.4	(3.0)	-	5.4
Balance at 1st January 2004	-	8.9	-	-	8.9
	-				
Total recognised expense for the year	-	-	(0.8)	-	(0.8)
Transfer from retained reserves	-	0.3	-	-	0.3
Balance at 31st December 2004	-	9.2	(0.8)	-	8.4
Prospective adoption of IAS 39, IFRS 4 at 1 Jan 2005	-	-	-	-	
Balance at 1st January 2005	-	9.2	(0.8)	-	8.4
Net exchange adjustments offset in reserves	-	-	(4.3)	-	(4.3)
Available for sale investments marked to market	-	-	-	(0.5)	(0.5)
Total recognised expense for the period	-	-	(4.3)	(0.5)	(4.8)
Capital re-organisation *	(1,722.7)	-	-	-	(1,722.7)
Cumulative exchange recycled on disposal of foreign subsidiary	-	-	2.1	-	2.1
Balance at 30th June 2005	(1,722.7)	9.2	(3.0)	(0.5)	(1,717.0)

12 Reconciliation of net decrease in cash and bank overdrafts to net debt

	6 months to 30th June 2005 £m (unaudited)	6 months to 30th June 2004 £m (unaudited)	Year to 31st December 2004 £m (unaudited)
Net decrease in cash and bank overdrafts	(48.5)	(70.9)	(118.0)
Movement on finance leases	2.2	2.5	3.8
Movement on loan repayments	31.5	75.9	197.0
(Increase)/Decrease in debt resulting from cash flows	(14.8)	7.5	82.8
Acquisitions	(13.4)	2.3	2.3
Disposals	0.2	-	-

Net debt translation differences	8.0	22.4	(2.6)
Movement on net debt in the period/year	(20.0)	32.2	82.5
Opening net debt	(1,155.1)	(1,237.6)	(1,237.6)
Adoption of IAS 39 at 1st January 2005	(34.0)	-	-
Revised opening net debt	(1,189.1)	(1,237.6)	(1,237.6)
Closing net debt	(1,209.1)	(1,205.4)	(1,155.1)
Closing net debt comprises:			
Cash and cash equivalents	170.8	204.5	199.5
Bank and other short term borrowings	(206.4)	(121.8)	(207.5)
Bank and other long term borrowings	(1,173.5)	(1,288.1)	(1,147.1)
Total net debt	(1,209.1)	(1,205.4)	(1,155.1)

(page 38)

13 Free Cash Flow

	6 months to 30th June 2005 £m (unaudited)	6 months to 30th June 2004 £m (unaudited)	Year to 31st December 2004 £m (unaudited)
Net cash flows generated from operating activities	192.0	212.6	424.0
Purchase of property, plant and equipment	(91.6)	(83.8)	(176.1)
Purchase of intangible fixed assets	(2.3)	(2.2)	(4.7)
Leased property, plant and equipment	(7.1)	(6.8)	(14.9)
Proceeds from sale of PPE	5.1	4.3	12.0
Dividends received from associates	-	0.6	3.8
Dividends paid to minority interests	(0.5)	(0.4)	(0.7)
Interest element of finance lease payments	(1.2)	(1.2)	(2.4)
Free cash flow	94.4	123.1	241.0

14 Tax comprises UK Corporation Tax (less double taxation relief) £3.7m (HY 2004: £11.8m) and overseas tax £21.9m (HY 2004: £30.1m).

15 The latest 2004 Annual Report published under UK GAAP has been filed with the Registrar, and

PricewaterhouseCoopers, the Group's auditor, had provided an unqualified audit opinion thereon. Copies of the 2004 Annual Report are available from the company's registered office at Felcourt, East Grinstead, West Sussex, RH19 2JY.

16 The financial information in this interim statement does not constitute statutory accounts within the meaning of s.240 of the Companies Act 1985 (as amended).

END

IR LZLLLEVBZBBQ

entokil Initial PLC - Further re Ashtead Loan Note

NS Number: 6718P
entokil Initial PLC
3 August 2005

3rd August 2005

entokil Initial plc

EARLY REPAYMENT OF ASHTEAD UNSECURED

CONVERTIBLE LOAN NOTE

---

urther to the announcement on 7th July 2005, Rentokil Initial plc confirms that t has today received the anticipated £129.9 million in respect of the agreed, arly repayment of the £134 million unsecured loan note, which was due for epayment in 2008.

his early repayment has removed the potential risk of future payment default nd eliminated the potential future volatility on reported financial results nder the new International Financial Reporting Standards, particularly IAS39.

or further information

C Payne, Finance Director
01342 833022
D Grimaldi, Corporate Affairs Director

ND

URUUUUURUPAGGW

Raphoe Management - Statement re. Press Comment

Rentokil Initial plc

Statement regarding Press Comment

Raphoe Management Limited

22 August 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

Raphoe Management Limited ('Raphoe')

Response to Speculation

In response to recent press speculation, the Board of Raphoe, an acquisition vehicle controlled and chaired by Sir Gerry Robinson, announces that having taken soundings from certain shareholders of Rentokil Initial plc ('Rentokil'), Raphoe intends to approach the Board of Rentokil to discuss the possibility of making an offer for Rentokil and to seek discussions with the trustees of the Rentokil pension funds.

This announcement does not constitute a firm intention to make an offer and, accordingly, there can be no certainty that any offer will be made.

A further announcement will be made when appropriate.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Rentokil, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Rentokil is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Rentokil by Raphoe or Rentokil, or by any of their respective 'associates' (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8, to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

Contacts:

Sir Gerry Robinson	c/o Cubitt Consulting, 020 7367 5100
Europa Partners Limited:	
David von Simson	020 7661 9338
Cubitt Consulting:	
Simon Brocklebank-Fowler	020 7367 5100
Michael Henman	020 7367 5100

Rentokil Initial PLC - Re: Raphoe Management Limited

RNS Number: 3466Q
Rentokil Initial PLC
22 August 2005

Monday 22nd August 2005

Rentokil Initial plc

Re: Raphoe Management Limited

The Board of Rentokil Initial plc ('Rentokil' or the 'Company') notes the announcement this morning by Raphoe Management Limited ('Raphoe') that it intends to approach the Company to discuss the possibility of making an offer for Rentokil. At this stage no such approach has been received.

The Board will consider any proposal that Raphoe makes in the context of the value available to shareholders from the plans that the new executive team has for the Company.

Shareholders will be kept informed of the Board's view of any proposal received, and are advised in the meantime to take no action.

For further information please contact:
Gill Ackers, Brunswick Group LLP 020 7404 5959

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Rentokil, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Rentokil is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses

or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Rentokil by Raphoe or Rentokil, or by any of their respective 'associates' (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8, to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

END
MSCEADPAAEASEFE

Rentokil Initial PLC - Rule 2.10 Announcement

RNS Number: 3726Q
Rentokil Initial PLC
22 August 2005

RENTOKIL INITIAL plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

23 August 2005

RULE 2.10 ANNOUNCEMENT

Rentokil Initial plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that at the close of business on 22 August 2005 its issued share capital consisted of 1,810,429,098 ordinary shares of 1p each.

The International Securities Identification Number is GB00B082RF11.

Enquiries:

Rentokil Initial plc - Charles Grimaldi +44 (0) 1342 833022

Brunswick Group LLP - Gill Ackers +44 (0) 20 7404 5959

END
RTTPKBKQFBKDPFB

Legal&Gen Inv Mgmnt - Rule 8.3-Rentokil Initial Plc

RNS Number: 3812Q
Legal & General Investment Mgmnt Ld
23 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Legal & General Investment Management Ltd.
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary Shares GBP1
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	22 August 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
200,912	GBP 1.6513

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the   63,564,892   3.51%

same relevant security owned or controlled

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	23 August 2005
Contact name	Helen Lewis
Telephone number	0207 528 6742

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETPUUURUPAGUW

UBS AG (EPT) - EPT Disclosure - CFD

RNS Number: 3889Q
UBS AG (EPT)
23 August 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CORPORATE BROKER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A
Date of dealing	22 August 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction	Writing/entering into	Number of securities to	Reference price	Maturity

eg long CFD	date	(indicate as applicable)	which the derivative is referenced	(currency must be stated)	date
SHORT CFD	22 Aug 2005	WRITING	250,000	1.6946 GBP	27/08/2012
LONG CFD	22 Aug 2005	WRITING	61,000	1.5721 GBP	27/08/2008
LONG CFD	22 Aug 2005	WRITING	10,426	1.5575 GBP	27/08/2008
LONG CFD	22 Aug 2005	WRITING	91,134	1.5516 GBP	27/08/2008
SHORT CFD	22 Aug 2005	WRITING	133,000	1.7049 GBP	27/08/2008
LONG CFD	22 Aug 2005	WRITING	367,000	1.7026 GBP	27/08/2008

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
SHORT CFD	22 Aug 2005	50,000	1.3986 GBP	1.7147 GBP
LONG CFD	22 Aug 2005	6,907	1.5387 GBP	1.7071 GBP
LONG CFD	22 Aug 2005	196,956	1.5222 GBP	1.7071 GBP
LONG CFD	22 Aug 2005	76,779	1.5036 GBP	1.7071 GBP
SHORT CFD	22 Aug 2005	133,000	1.7049 GBP	1.7026 GBP
LONG CFD	22 Aug 2005	367,000	1.7026 GBP	1.7049 GBP

Date of disclosure 23 August 2005

Contact name ROBIN RAGNUTH

Telephone number 020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMPKNKNDBKDNFB

Aviva PLC - Rule 8.3- Rentokil Initial

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 3888Q
Aviva PLC
23 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORD GBP0.01
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	22 AUGUST 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
0	0
Amount sold	Price per unit (currency must be stated)
390,000	GBP1.712500

Resultant total amount and percentage

of the same relevant security owned or controlled 30,064,136 (1.661%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure 23 AUGUST 2005

Contact name NEIL WHITTAKER

Telephone number 01603 684420

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETFXLFLEVBXBBL

UBS AG (EPT) - EPT Disclosure

RNS Number: 3890Q
UBS AG (EPT)
23 August 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	FINANCIAL ADVISER
Date of dealing	22 August 2005
	955,710
Total number of securities bought	
	7.3250 GBP
Highest price paid (currency must be stated)	
	7.2950 GBP
Lowest price paid (currency must be stated)	
	896,865
Total number of securities sold	

Highest price paid (currency must be stated)	7.3110 GBP
Lowest price paid (currency must be stated)	7.2950 GBP
Date of disclosure	23 August 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CORPORATE BROKER
Date of dealing	22 August 2005

Total number of securities bought	2,914,424
Highest price paid (currency must be stated)	1.7150 GBP
Lowest price paid (currency must be stated)	1.5500 GBP
Total number of securities sold	3,579,671
Highest price paid (currency must be stated)	1.7175 GBP
Lowest price paid (currency must be stated)	1.5475 GBP
Date of disclosure	23 August 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMBBGDISXDGGUX

Barclays PLC - Rule 8.3 - RENTOKIL INITIAL

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	
Date of dealing	22 AUGUST 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)
43,967	1.5516
5,030	1.5583
74,784	1.6248
228,590	1.6709

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled 83,721,715 (4.62%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	23 AUGUST 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Long CFD	22/08/2005	Entered into	1,079	1.5575	
Long CFD	22/08/2005	Entered into	9,438	1.5516	
Long CFD	22/08/2005	Entered into	9,347	1.5575	
Long CFD	22/08/2005	Entered into	81,696	1.5516	
Long CFD	22/08/2005	Entered into	5,030	1.5575	
Long CFD	22/08/2005	Entered into	43,967	1.5516	

Short CFD	22/08/2005	Written	43,967	1.5516
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name eg long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	01/07/2005	Entered into	30,234	1.5871	
Long CFD	13/07/2005	Entered into	72,455	1.5930	
Long CFD	13/07/2005	Entered into	28,324	1.5930	
Long CFD	13/07/2005	Entered into	48,840	1.5930	
Long CFD	14/07/2005	Entered into	4,554	1.5875	
Long CFD	14/07/2005	Entered into	124,822	1.5800	
Long CFD	14/07/2005	Entered into	1,780	1.5875	
Long CFD	14/07/2005	Entered into	48,801	1.5800	
Long CFD	14/07/2005	Entered into	3,068	1.5875	
Long CFD	14/07/2005	Entered into	84,138	1.5800	
Long CFD	15/07/2005	Entered into	53,730	1.5686	
Long CFD	22/07/2005	Entered into	20,364	1.5541	
Long CFD	22/07/2005	Entered into	114,426	1.5541	
Long CFD	22/07/2005	Entered into	85,136	1.5541	
Long CFD	26/07/2005	Entered into	88,517	1.5592	
Long CFD	27/07/2005	Entered into	32,092	1.5650	
Long CFD	10/08/2005	Entered into	16,593	1.5388	
Long CFD	10/08/2005	Entered into	40,057	1.5388	
Long CFD	12/08/2005	Entered into	5,762	1.5275	
Long CFD	12/08/2005	Entered into	4,345	1.5275	
Long CFD	15/08/2005	Entered into	37,287	1.5125	
Long CFD	15/08/2005	Entered into	28,122	1.5125	
Long CFD	17/08/2005	Entered into	7,179	1.5083	
Long CFD	17/08/2005	Entered into	47,503	1.5083	

Aviva PLC - Rule 8.3- Rentokil Inital plc

RNS Number: 4300Q
Aviva PLC
24 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor * AVIVA PLC AND ITS SUBSIDIARIES

Company dealt in RENTOKIL INITIAL PLC

Relevant security dealt in ORD GBP0.01

If a connected EFM, name of offeree/offeror with which connected

N/A

If a connected EFM, nature of connection £ N/A

Date of dealing 23 AUGUST 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
1,609	GBP1.633800

Amount sold	Price per unit (currency must be stated)
405,000	GBP1.640000

Resultant total amount and percentage of the same relevant security owned or controlled 29,660,745 (1.638%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	24 AUGUST 2005
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETPUUWARUPAGUC

State Street Global - Rule 8.3- (Rentokil Initial)

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 4318Q
State Street Global Advisors
24 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	23/08/2005

DEALINGS + *****Variance of -1,135,141 due to Transfer Deliver*****

Amount bought	Price per unit (GBP)
Amount sold	Price per unit (GBP)

Resultant total amount and percentage of the same relevant security owned or controlled	46,063,461	2.54%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	24/08/2005
Contact name	Caroline O'Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETGGGZRMDNGKZM

UBS AG (EPT) - EPT Disclosure

RNS Number: 4357Q
UBS AG (EPT)
24 August 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	FINANCIAL ADVISER
Date of dealing	23 August 2005
Total number of securities bought	1,004,678
Highest price paid (currency must be stated)	7.295 GBP
Lowest price paid (currency must be stated)	7.29 GBP
Total number of securities sold	21,567

7.296 GBP

Highest price paid (currency must be stated)

7.291 GBP

Lowest price paid (currency must be stated)

Date of disclosure — 24 August 2005

Contact name — JOSEPH EVANS

Telephone number — 020 7567 8287

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CORPORATE BROKER
Date of dealing	23 August 2005

Total number of securities bought	926,701
Highest price paid (currency must be stated)	1.6725 GBP
Lowest price paid (currency must be stated)	1.62 GBP
Total number of securities sold	1,052,545
Highest price paid (currency must be stated)	1.6725 GBP
Lowest price paid (currency must be stated)	1.6125 GBP
Date of disclosure	24 August 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8287

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMBBGDIUSDGGUS

UBS AG (EPT) - EPT Disclosure - CFD

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 4371Q
UBS AG (EPT)
24 August 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CORPORATE BROKER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A
Date of dealing	23 August 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction	Writing/entering into	Number of securities to	Reference price	Maturity

	date	(indicate as applicable)	which the derivative is referenced	(currency must be stated)	date
eg long CFD					
LONG CFD	23 Aug 2005	WRITING	229,260	1.64138 GBP	28/08/2008

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				
LONG CFD	23 Aug 2005	233,837	1.6206 GBP	1.5753 GBP
LONG CFD	23 Aug 2005	16,163	1.6375 GBP	1.5753 GBP

Date of disclosure 24 August 2005

Contact name JOSEPH EVANS

Telephone number 020 7567 8287

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMPKQKPDBKDBFB

Barclays PLC - Rule 8.3 - RENTOKIL INITIAL

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	
Date of dealing	23 AUGUST 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)
720	1.6825
281,219	1.6412
473,295	1.6426
1,751	1.6402
55,554	1.6385

Amount sold	Price per unit (currency must be stated)
657	1.6650
250,000	1.7000

Resultant total amount and percentage of the same relevant security owned or controlled 84,288,730 (4.65%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	24 AUGUST 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be

named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Long CFD	23/08/2005	Entered into	229,260	1.6414	
Short CFD	23/08/2005	Written	1,751	1.6402	
Short CFD	23/08/2005	Written	55,554	1.6385	

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name eg long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	01/07/2005	Entered into	30,234	1.5871	
Long CFD	13/07/2005	Entered into	72,455	1.5930	
Long CFD	13/07/2005	Entered into	28,324	1.5930	
Long CFD	13/07/2005	Entered into	48,840	1.5930	
Long CFD	14/07/2005	Entered into	4,554	1.5875	
Long CFD	14/07/2005	Entered into	124,822	1.5800	
Long CFD	14/07/2005	Entered into	1,780	1.5875	
Long CFD	14/07/2005	Entered into	48,801	1.5800	
Long CFD	14/07/2005	Entered into	3,068	1.5875	
Long CFD	14/07/2005	Entered into	84,138	1.5800	
Long CFD	15/07/2005	Entered into	53,730	1.5686	
Long CFD	22/07/2005	Entered into	20,364	1.5541	
Long CFD	22/07/2005	Entered into	114,426	1.5541	
Long CFD	22/07/2005	Entered into	85,136	1.5541	
Long CFD	26/07/2005	Entered into	88,517	1.5592	
Long CFD	27/07/2005	Entered into	32,092	1.5650	
Long CFD	10/08/2005	Entered into	16,593	1.5388	
Long CFD	10/08/2005	Entered into	40,057	1.5388	
Long CFD	12/08/2005	Entered into	5,762	1.5275	
Long CFD	12/08/2005	Entered into	4,345	1.5275	
Long CFD	15/08/2005	Entered into	37,287	1.5125	
Long CFD	15/08/2005	Entered into	28,122	1.5125	
Long CFD	17/08/2005	Entered into	7,179	1.5083	
Long CFD	17/08/2005	Entered into	47,503	1.5083	
Long CFD	22/08/2005	Entered into	1,079	1.5575	
Long CFD	22/08/2005	Entered into	9,438	1.5516	
Long CFD	22/08/2005	Entered into	9,347	1.5575	
Long CFD	22/08/2005	Entered into	81,696	1.5516	

Long CFD	22/08/2005	Entered into	5,030	1.5575
Long CFD	22/08/2005	Entered into	43,967	1.5516
Short CFD	22/08/2005	Written	43,967	1.5516
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248

Barclays PLC - Rule 8.3 - RENTOKIL INITIAL

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	
Date of dealing	22 AUGUST 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)
5,133	1.6650
Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled 83,726,848 (4.62%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	24 AUGUST 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name eg long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	01/07/2005	Entered into	30,234	1.5871	
Long CFD	13/07/2005	Entered into	72,455	1.5930	
Long CFD	13/07/2005	Entered into	28,324	1.5930	
Long CFD	13/07/2005	Entered into	48,840	1.5930	
Long CFD	14/07/2005	Entered into	4,554	1.5875	
Long CFD	14/07/2005	Entered into	124,822	1.5800	
Long CFD	14/07/2005	Entered into	1,780	1.5875	
Long CFD	14/07/2005	Entered into	48,801	1.5800	
Long CFD	14/07/2005	Entered into	3,068	1.5875	
Long CFD	14/07/2005	Entered into	84,138	1.5800	
Long CFD	15/07/2005	Entered into	53,730	1.5686	
Long CFD	22/07/2005	Entered into	20,364	1.5541	
Long CFD	22/07/2005	Entered into	114,426	1.5541	
Long CFD	22/07/2005	Entered into	85,136	1.5541	
Long CFD	26/07/2005	Entered into	88,517	1.5592	
Long CFD	27/07/2005	Entered into	32,092	1.5650	
Long CFD	10/08/2005	Entered into	16,593	1.5388	
Long CFD	10/08/2005	Entered into	40,057	1.5388	
Long CFD	12/08/2005	Entered into	5,762	1.5275	
Long CFD	12/08/2005	Entered into	4,345	1.5275	
Long CFD	15/08/2005	Entered into	37,287	1.5125	
Long CFD	15/08/2005	Entered into	28,122	1.5125	
Long CFD	17/08/2005	Entered into	7,179	1.5083	
Long CFD	17/08/2005	Entered into	47,503	1.5083	
Long CFD	22/08/2005	Entered into	1,079	1.5575	
Long CFD	22/08/2005	Entered into	9,438	1.5516	
Long CFD	22/08/2005	Entered into	9,347	1.5575	
Long CFD	22/08/2005	Entered into	81,696	1.5516	
Long CFD	22/08/2005	Entered into	5,030	1.5575	
Long CFD	22/08/2005	Entered into	43,967	1.5516	
Short CFD	22/08/2005	Written	43,967	1.5516	
Short CFD	22/08/2005	Written	5,030	1.5583	
Short CFD	22/08/2005	Written	74,784	1.6248	

Rentokil Initial PLC - Disposal

RNS Number: 4673Q
Rentokil Initial PLC
24 August 2005

Rentokil Initial plc to dispose of Initial Style Conferences

Following the review by the new Chief Executive, Doug Flynn, of Rentokil Initial's businesses, the Board has decided to dispose of Initial Style Conferences ('Style Conferences'), subject to achieving satisfactory value through a sale process.

Style Conferences is the market leader in the provision of training and conferencing venues in the UK. It was acquired as part of the BET group of businesses in 1996 and has always been operated on a standalone basis.

Style Conferences has good profitability, high quality clients, strong management and an attractive asset base founded upon freehold ownership of 21 of the 29 centres that it operates. However, its business characteristics are substantially different from other businesses within the Group. The Board, therefore, believes that there may be alternative owners for whom Style Conferences would be a better fit.

For reasons determined by Rule 21.1 of the City Code on Takeovers and Mergers, a sale of Style Conferences, if agreed, may be subject to approval by Rentokil Initial shareholders in general meeting.

Enquiries:

Rentokil Initial plc +44(0) 1342 833022

Mark Boyle, Group Acquisitions Director

Charles Grimaldi, Corporate Affairs Director

Greenhill & Co. International LLP +44 (0) 20 7440 0400

Simon Borrows

Edward Wakefield

Greenhill & Co. International LLP ('Greenhill & Co.'), which is regulated by the Financial Services Authority, is acting for Rentokil Initial plc in connection with its potential divestiture of Initial Style Conferences Limited and for no one else and will not be responsible to anyone other than Rentokil Initial for providing the protections afforded to customers of Greenhill & Co. nor for providing advice in relation to this potential transaction.

END

DISPUUCCRUPAGBC

State Street Global - Rule 8.3- (Rentokil Initial)

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 4793Q
State Street Global Advisors
25 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ord
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	24/08/2005

DEALINGS +

Amount bought	Price per unit (GBP)
11,246	1.62
5,406	1.66

Amount sold	Price per unit (GBP)

Resultant total amount and percentage of the same relevant security owned or controlled	46,080,113	2.55%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure	25/08/2005
Contact name	Caroline O' Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETKGGZRGKGGKZM

UBS AG (EPT) - EPT Disclosure

RNS Number: 4823Q
UBS AG (EPT)
25 August 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	FINANCIAL ADVISER
Date of dealing	24 August 2005
	761,179
Total number of securities bought	
	7.294082 GBP
Highest price paid (currency must be stated)	
	7.2818 GBP
Lowest price paid (currency must be stated)	
	38,124
Total number of securities sold	

	7.288 GBP
Highest price paid (currency must be stated)	
	7.285 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	25 August 2005
Contact name	JOSEPH EVANS
	020 7567 8287
Telephone number	

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CORPORATE BROKER
Date of dealing	24 August 2005

Total number of securities bought	669,920
Highest price paid (currency must be stated)	1.665 GBP
Lowest price paid (currency must be stated)	1.6225 GBP
Total number of securities sold	652,557
Highest price paid (currency must be stated)	1.6675 GBP
Lowest price paid (currency must be stated)	1.6243 GBP
Date of disclosure	25 August 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8287

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMBBGDIIBDGGUU

Schroders PLC - Rule 8.3- Rentokil Plc

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 4830Q
Schroders PLC
25 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection £	n/a
Date of dealing	24.08.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
1,600,000	163.875p
6,244,000	165.43p

Amount sold	Price per unit (currency must be stated)

63,135	165.38p
Resultant total amount and percentage of the same relevant security owned or controlled	54,562,700 (3.014%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	25.08.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETFELFLEVBLBBZ

Barclays PLC - Rule 8.3 - RENTOKIL INITIAL

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	
Date of dealing	24 AUGUST 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)
10,930	1.6425
20,649	1.6475
15,869	1.6292
13,916	1.6356

Amount sold	Price per unit (currency must be stated)
1,600	1.6309
2,000	1.6559
2,000	1.6556
250,000	1.7075
10,747	1.6425
100,000	1.6425

Resultant total amount and percentage of the
same relevant security owned or controlled 83,983,747 (4.64%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	25 AUGUST 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg. long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative	Reference price (currency must be stated)	Maturity date

			is referenced	
Long CFD	24/08/2005	Written	100,000	1.6425
Short CFD	24/08/2005	Written	15,869	1.6292
Short CFD	24/08/2005	Written	13,916	1.6356
Long CFD	24/08/2005	Entered Into	70,131	1.6564

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name eg long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	01/07/2005	Entered into	30,234	1.5871	
Long CFD	13/07/2005	Entered into	72,455	1.5930	
Long CFD	13/07/2005	Entered into	28,324	1.5930	
Long CFD	13/07/2005	Entered into	48,840	1.5930	
Long CFD	14/07/2005	Entered into	4,554	1.5875	
Long CFD	14/07/2005	Entered into	124,822	1.5800	
Long CFD	14/07/2005	Entered into	1,780	1.5875	
Long CFD	14/07/2005	Entered into	48,801	1.5800	
Long CFD	14/07/2005	Entered into	3,068	1.5875	
Long CFD	14/07/2005	Entered into	84,138	1.5800	
Long CFD	15/07/2005	Entered into	53,730	1.5686	
Long CFD	22/07/2005	Entered into	20,364	1.5541	
Long CFD	22/07/2005	Entered into	114,426	1.5541	
Long CFD	22/07/2005	Entered into	85,136	1.5541	
Long CFD	26/07/2005	Entered into	88,517	1.5592	
Long CFD	27/07/2005	Entered into	32,092	1.5650	
Long CFD	10/08/2005	Entered into	16,593	1.5388	
Long CFD	10/08/2005	Entered into	40,057	1.5388	
Long CFD	12/08/2005	Entered into	5,762	1.5275	
Long CFD	12/08/2005	Entered into	4,345	1.5275	
Long CFD	15/08/2005	Entered into	37,287	1.5125	
Long CFD	15/08/2005	Entered into	28,122	1.5125	
Long CFD	17/08/2005	Entered into	7,179	1.5083	

Long CFD	17/08/2005	Entered into	47,503	1.5083
Long CFD	22/08/2005	Entered into	1,079	1.5575
Long CFD	22/08/2005	Entered into	9,438	1.5516
Long CFD	22/08/2005	Entered into	9,347	1.5575
Long CFD	22/08/2005	Entered into	81,696	1.5516
Long CFD	22/08/2005	Entered into	5,030	1.5575
Long CFD	22/08/2005	Entered into	43,967	1.5516
Short CFD	22/08/2005	Written	43,967	1.5516
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Long CFD	23/08/2005	Entered into	229,260	1.6414
Short CFD	23/08/2005	Written	1,751	1.6402
Short CFD	23/08/2005	Written	55,554	1.6385

Rentokil Initial PLC - Re: Raphoe Management Limited

RNS Number: 5254Q
Rentokil Initial PLC
26 August 2005

26 August 2005

Update on approach from Raphoe Management Limited

In response to continuing enquiries, the Board of Rentokil Initial plc ('Rentokil' or 'the Company') is making a statement regarding the status of discussions with Raphoe Management Limited ('Raphoe').

Raphoe's adviser informed the Company yesterday evening that Raphoe is not ready to put forward a proposal.

The Board has responded that while it will consider any proposal when made, it would not be appropriate to pass Raphoe information that is not available to other public investors unless and until a proposal is received that the Board considers would be in the best interests of shareholders.

The market will be kept informed of any further developments.

Enquiries:

Brunswick Group LLP +44(0) 207 404 5959
Gill Ackers

END
MSCEAEPKALESEFE

State Street Global - Rule 8.3- Rentokil Initial

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 5267Q
State Street Global Advisors
26 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED	
Company dealt in	Rentokil Initial Plc	
Relevant security dealt in	Ord	
If a connected EFM, name of offeree/ offeror with which connected	N/A	
If a connected EFM, nature of connection £	N/A	
Date of dealing	25/08/2005	
DEALINGS +		
Amount bought	Price per unit (GBP)	
Amount sold	Price per unit (GBP)	
6,536	1.62	
Resultant total amount and percentage of the same relevant security owned or controlled	46,073,577	2.55%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure 26/08/2005

Contact name	Caroline O' Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETBQLFLEVBEBBE

UBS AG (EPT) - EPT Disclosure

RNS Number: 5299Q
UBS AG (EPT)
26 August 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	FINANCIAL ADVISER
Date of dealing	25 August 2005
Total number of securities bought	289,658
Highest price paid (currency must be stated)	7.325 GBP
Lowest price paid (currency must be stated)	7.285 GBP
Total number of securities sold	16,074

7.285 GBP

Highest price paid (currency must be stated)

7.28 GBP

Lowest price paid (currency must be stated)

Date of disclosure 26 August 2005

Contact name JOSEPH EVANS

020 7567 8287

Telephone number

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CORPORATE BROKER
Date of dealing	25 August 2005

Total number of securities bought	287,215
Highest price paid (currency must be stated)	1.635 GBP
Lowest price paid (currency must be stated)	1.605 GBP
Total number of securities sold	320,689
Highest price paid (currency must be stated)	1.605 GBP
Lowest price paid (currency must be stated)	1.62425 GBP
Date of disclosure	26 August 2005
Contact name	JOSEPH EVANS
Telephone number	020 7567 8287

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMBBGDIXDDGGUL

Barclays PLC - Rule 8.3 - RENTOKIL INITIAL

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	
Date of dealing	25 AUGUST 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)
4,393	1.6225

Amount sold	Price per unit (currency must be stated)
4,720	1.6340
250,000	1.6408
500,000	1.7075
3,812	1.6225
100,000	1.6203

Resultant total amount and percentage of the same relevant security owned or controlled 83,129,608 (4.59%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	26 AUGUST 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Long CFD	25/08/2005	Written	100,000	1.6203	

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name eg long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	21/06/2005	Written	1,267,096	1.5500	
Long CFD	22/06/2005	Written	4,700	1.5975	
Long CFD	23/06/2005	Written	70,700	1.6153	
Short CFD	27/06/2005	Written	30,900	1.5675	
Short CFD	30/06/2005	Written	71,555	1.5894	
Short CFD	30/06/2005	Written	32,236	1.5625	
Short CFD	01/07/2005	Entered into	30,234	1.5871	
Short CFD	01/07/2005	Written	28,500	1.5882	
Short CFD	04/07/2005	Written	6,916	1.5825	
Long CFD	06/07/2005	Written	2,552	1.5823	
Short CFD	06/07/2005	Written	15,400	1.5825	
Long CFD	07/07/2005	Written	52,700	1.5627	
Long CFD	07/07/2005	Written	4,793	1.5554	
Short CFD	07/07/2005	Written	15,806	1.5525	
Long CFD	08/07/2005	Written	27,185	1.5770	
Short CFD	08/07/2005	Written	23,967	1.5775	
Long CFD	11/07/2005	Written	18,098	1.5863	
Long CFD	13/07/2005	Entered into	72,455	1.5930	
Long CFD	13/07/2005	Entered into	28,324	1.5930	
Long CFD	13/07/2005	Entered into	48,840	1.5930	
Long CFD	13/07/2005	Written	5,287	1.5973	
Short CFD	13/07/2005	Written	48,840	1.5938	
Long CFD	14/07/2005	Entered into	4,554	1.5875	
Long CFD	14/07/2005	Entered into	124,822	1.5800	
Long CFD	14/07/2005	Entered into	1,780	1.5875	
Long CFD	14/07/2005	Entered into	48,801	1.5800	
Long CFD	14/07/2005	Entered into	3,068	1.5875	
Long CFD	14/07/2005	Entered into	84,138	1.5800	
Short CFD	14/07/2005	Written	3,068	1.5883	
Short CFD	14/07/2005	Written	7,804	1.5773	
Short CFD	14/07/2005	Written	84,138	1.5800	

Long CFD	15/07/2005	Entered into	53,730	1.5686
Long CFD	19/07/2005	Written	23,877	1.5497
Long CFD	22/07/2005	Entered into	20,364	1.5541
Long CFD	22/07/2005	Entered into	114,426	1.5541
Long CFD	22/07/2005	Entered into	85,136	1.5541
Short CFD	22/07/2005	Written	85,136	1.5540
Short CFD	22/07/2005	Written	27,687	1.5728
Short CFD	22/07/2005	Written	26,000	1.5670
Short CFD	25/07/2005	Written	16,289	1.5427
Short CFD	25/07/2005	Written	57,696	1.5409
Long CFD	26/07/2005	Entered into	88,517	1.5592
Short CFD	26/07/2005	Written	20,328	1.5562
Short CFD	26/07/2005	Written	128,809	1.5588
Long CFD	27/07/2005	Entered into	32,092	1.5650
Long CFD	27/07/2005	Written	6,846	1.5662
Short CFD	27/07/2005	Written	58,176	1.5587
Short CFD	29/07/2005	Written	52,465	1.5753
Short CFD	29/07/2005	Written	166,250	1.5801
Short CFD	01/08/2005	Written	13,344	1.5532
Long CFD	02/08/2005	Written	17,396	1.5586
Short CFD	02/08/2005	Written	20,000	1.5500
Short CFD	02/08/2005	Written	12,054	1.5535
Long CFD	03/08/2005	Written	9,503	1.5635
Short CFD	03/08/2005	Written	5,091	1.5677
Long CFD	04/08/2005	Written	20,115	1.5648
Short CFD	05/08/2005	Written	10,000	1.5400
Short CFD	05/08/2005	Written	150,000	1.5594
Long CFD	10/08/2005	Entered into	16,593	1.5388
Long CFD	10/08/2005	Entered into	40,057	1.5388
Long CFD	10/08/2005	Written	10,780	1.5430
Short CFD	10/08/2005	Written	10,000	1.5375
Short CFD	11/08/2005	Written	50,000	1.5282
Long CFD	12/08/2005	Entered into	5,762	1.5275
Long CFD	12/08/2005	Entered into	4,345	1.5275
Long CFD	15/08/2005	Entered into	37,287	1.5125
Long CFD	15/08/2005	Entered into	28,122	1.5125
Long CFD	16/08/2005	Written	50,000	1.5218
Long CFD	17/08/2005	Entered into	7,179	1.5083
Long CFD	17/08/2005	Entered into	47,503	1.5083
Long CFD	17/08/2005	Written	46,632	1.5100
Long CFD	17/08/2005	Written	3,328	1.5223
Long CFD	17/08/2005	Written	50,000	1.5118
Short CFD	18/08/2005	Written	100,000	1.5139
Short CFD	19/08/2005	Written	22,050	1.5134
Long CFD	22/08/2005	Entered into	1,079	1.5575

Long CFD	22/08/2005	Entered into	9,438	1.5516
Long CFD	22/08/2005	Entered into	9,347	1.5575
Long CFD	22/08/2005	Entered into	81,696	1.5516
Long CFD	22/08/2005	Entered into	5,030	1.5575
Long CFD	22/08/2005	Entered into	43,967	1.5516
Short CFD	22/08/2005	Written	43,967	1.5516
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Short CFD	22/08/2005	Written	43,967	1.5516
Long CFD	23/08/2005	Entered into	229,260	1.6414
Short CFD	23/08/2005	Written	1,751	1.6402
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	55,554	1.6385
Short CFD	23/08/2005	Written	1,751	1.6402
Long CFD	24/08/2005	Written	100,000	1.6425
Short CFD	24/08/2005	Written	15,869	1.6292
Short CFD	24/08/2005	Written	13,916	1.6356
Long CFD	24/08/2005	Entered Into	70,131	1.6564

FranklinResourcesInc - Rule 8.3-Rentokil Initial PLC

RNS Number: 5758Q
Franklin Resources Inc
29 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor * FRANKLIN RESOURCES, INC.

Company dealt in RENTOKIL INITIAL PLC

Relevant security dealt in ORDINARY

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, nature of connection £ N/A

Date of dealing AUGUST 25, 2005**

** PLEASE NOTE, THIS OFFICE WAS CLOSED AUG 26, 2005 DUE TO HURRICANE KATRINA**

DEALINGS +

Amount bought	Price per unit (currency must be stated)
3,850	1.6215 GBP

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled 266,836,417 (14.7388%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	AUGUST 29, 2005
Contact name	LORI A. WEBER
Telephone number	954-847-2283

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETEAEPNAEESEAE

UBS Global Asset Man - Rule 8.3-Rentokil Initial PLC

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 5789Q
UBS Global Asset Management (UK) Ltd
30 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P(POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection £	CONNECTED ADVISOR TO THE ABOVE
Date of dealing	24/08/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
15,520	£1.59

Resultant total amount and percentage of the same relevant security owned or controlled   135,273,978   (7.4%)   @

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?   NO

Date of disclosure	27/08/2005
Contact name	LOUISE TYLER
Telephone number	020-7901-5131

@ The variation between the resultant holding stated above and that included in our last relevant public Rule 8 disclosure which is not accounted for by the sales or purchases detailed above arises out of a transfer into or out of our funds under management.

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETEANPEDDSSEEE

Raphoe Management - Statement re Possible Offer

Raphoe Management

Rentokil Initial plc

Statement re Possible Offer
Statement re Press Comment

Raphoe Management Limited

30 August 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

Raphoe Management Limited ('Raphoe')

Update on Possible Offer
and
Comment on Media Speculation

In response to the statement made by the Board of Rentokil Initial plc ('Rentokil') on 26 August 2005 and to recent media and other comment, the Board of Raphoe Management Limited ('Raphoe') makes the following announcement:

1. Further to its earlier statement of 22 August 2005, Raphoe confirms that it has been in touch with the Board of Rentokil and with its advisers and it remains Raphoe's intention to discuss the possibility of making an offer to the shareholders of Rentokil.

2. Further to its statement of 22 August 2005, Raphoe continues to seek discussions with the Trustees of the Rentokil Pension Funds. Raphoe considers this to be essential given recent changes in UK legislation governing pensions and, in particular, certain powers that UK pension fund trustees and the newly appointed Pensions Regulator now have, in certain circumstances, on the change of control of a company.

3. Further to its statement of 22 August 2005 that it had taken soundings from certain shareholders of Rentokil, Raphoe is continuing to take such soundings in the light of the content of the interim results announcement of Rentokil and associated comments by Rentokil.

4. Raphoe has noted speculation in the media concerning the support it may have from certain shareholders. Raphoe has not at any time made any announcement concerning such support and will only do so in accordance with the provisions of The City Code on Takeovers and Mergers.

5. Raphoe has noted speculation in the media concerning the structure of any offer it may make. Raphoe has at no time announced or disclosed what the structure of any such offer might be and thus such speculation should be ignored. If Raphoe decides to disclose details of the structure of any offer it might make this will be done in accordance with the provisions of the The City Code on Takeovers and Mergers.

This announcement does not constitute an announcement of a firm intention to make an offer and there can be no certainty that any offer will be made. A further announcement will be made when appropriate.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Rentokil, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Rentokil is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Rentokil by Raphoe or Rentokil, or by any of their respective 'associates' (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8, to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

END

Aviva PLC - Rule 8.3- Rentokil Initial

RNS Number: 5853Q
Aviva PLC
30 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORD GBP0.01
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	26 AUGUST 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
2,000	GBP1.600000
Amount sold	Price per unit (currency must be stated)
0	0

Resultant total amount and percentage of the same relevant security owned or controlled 29,662,745 (1.638%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	30 AUGUST 2005
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETFBLFXEVBFBBQ

UBS AG (EPT) - EPT Disclosure

RNS Number: 6001Q
UBS AG (EPT)
30 August 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	FINANCIAL ADVISER
Date of dealing	26 August 2005
Total number of securities bought	22,462
Highest price paid (currency must be stated)	7.3450 GBP
Lowest price paid (currency must be stated)	7.3110 GBP
Total number of securities sold	26,762

	7.3400 GBP
Highest price paid (currency must be stated)	
	7.3036 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	30 August 2005
Contact name	ROBIN RAGNUTH
	020 7567 8289
Telephone number	

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CORPORATE BROKER
Date of dealing	26 August 2005

Total number of securities bought	2,799,836
Highest price paid (currency must be stated)	1.6175 GBP
Lowest price paid (currency must be stated)	1.5775 GBP
Total number of securities sold	317,493
Highest price paid (currency must be stated)	1.6175 GBP
Lowest price paid (currency must be stated)	1.5785 GBP
Date of disclosure	30 August 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

EMMBXGDIIBXGGUG

UBS AG (EPT) - EPT Disclosure - CFD

RNS Number: 6003Q
UBS AG (EPT)
30 August 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CORPORATE BROKER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A
Date of dealing	26 August 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
eg long CFD					
LONG CFD	26 Aug 2005	WRITING	1,500,000	1.5917 GBP	29/08/2008
LONG CFD	26 Aug 2005	WRITING	1,000,000	1.5917 GBP	29/08/2008

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				

Date of disclosure	30 August 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMPKKKBNBKDDFN

Barclays PLC - Rule 8.3 - RENTOKIL INITIAL

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	
Date of dealing	26 AUGUST 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)
29,000	1.5895
41,883	1.5925
86,712	1.5988
197,083	1.5900
11,986	Transfer

Amount sold	Price per unit (currency must be stated)
1,448	1.6150
60,978	Transfer
100,000	1.6210
100,000	1.5908

Resultant total amount and percentage of the same relevant security owned or controlled 83,233,846 (4.60%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	30 AUGUST 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	26/08/2005	Written	29,000	1.5894	

Short CFD	26/08/2005	Written	86,712	1.5988

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name eg long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	01/07/2005	Entered into	30,234	1.5871	
Long CFD	13/07/2005	Entered into	72,455	1.5930	
Long CFD	13/07/2005	Entered into	28,324	1.5930	
Long CFD	13/07/2005	Entered into	48,840	1.5930	
Long CFD	14/07/2005	Entered into	4,554	1.5875	
Long CFD	14/07/2005	Entered into	124,822	1.5800	
Long CFD	14/07/2005	Entered into	1,780	1.5875	
Long CFD	14/07/2005	Entered into	48,801	1.5800	
Long CFD	14/07/2005	Entered into	3,068	1.5875	
Long CFD	14/07/2005	Entered into	84,138	1.5800	
Long CFD	15/07/2005	Entered into	53,730	1.5686	
Long CFD	22/07/2005	Entered into	20,364	1.5541	
Long CFD	22/07/2005	Entered into	114,426	1.5541	
Long CFD	22/07/2005	Entered into	85,136	1.5541	
Long CFD	26/07/2005	Entered into	88,517	1.5592	
Long CFD	27/07/2005	Entered into	32,092	1.5650	
Long CFD	10/08/2005	Entered into	16,593	1.5388	
Long CFD	10/08/2005	Entered into	40,057	1.5388	
Long CFD	12/08/2005	Entered into	5,762	1.5275	
Long CFD	12/08/2005	Entered into	4,345	1.5275	
Long CFD	15/08/2005	Entered into	37,287	1.5125	
Long CFD	15/08/2005	Entered into	28,122	1.5125	
Long CFD	17/08/2005	Entered into	7,179	1.5083	
Long CFD	17/08/2005	Entered into	47,503	1.5083	
Long CFD	22/08/2005	Entered into	1,079	1.5575	
Long CFD	22/08/2005	Entered into	9,438	1.5516	
Long CFD	22/08/2005	Entered into	9,347	1.5575	

Long CFD	22/08/2005	Entered into	81,696	1.5516
Long CFD	22/08/2005	Entered into	5,030	1.5575
Long CFD	22/08/2005	Entered into	43,967	1.5516
Short CFD	22/08/2005	Written	43,967	1.5516
Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Long CFD	23/08/2005	Entered into	229,260	1.6414
Short CFD	23/08/2005	Written	1,751	1.6402
Short CFD	23/08/2005	Written	55,554	1.6385
Long CFD	24/08/2005	Written	100,000	1.6425
Short CFD	24/08/2005	Written	15,869	1.6292
Short CFD	24/08/2005	Written	13,916	1.6356
Long CFD	24/08/2005	Entered Into	70,131	1.6564
Long CFD	25/08/2005	Written	100,000	1.6203

UBS Global Asset Man - Rule 8.3- Rentokil InitialPLC

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 6346Q
UBS Global Asset Management (UK) Ltd
31 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD 1P (POST REORG)
If a connected EFM, name of offeree/offeror with which connected	RENTOKIL INITIAL
If a connected EFM, nature of connection £	CONNECTED ADVISOR TO THE ABOVE
Date of dealing	30/08/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
27,723	£1.5888

Resultant total amount and percentage of the same relevant security owned or controlled 135,246,255 (7.4%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	31/08/2005
Contact name	LOUISE TYLER
Telephone number	020 7901 5131

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETEAPPFDSESEEE

State Street Global - Rule 8.3- Rentokil Initial

RNS Number: 6394Q
State Street Global Advisors
31 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	STATE STREET GLOBAL ADVISORS LIMITED	
Company dealt in	Rentokil Initial Plc	
Relevant security dealt in	Ord	
If a connected EFM, name of offeree/ offeror with which connected	N/A	
If a connected EFM, nature of connection £	N/A	
Date of dealing	30/08/2005	

DEALINGS +

Amount bought	Price per unit (GBP)
9,856	1.59

Amount sold	Price per unit (GBP)

Resultant total amount and percentage of the same relevant security owned or controlled	46,083,433	2.55%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES/ NO

Date of disclosure 31/08/2005

Contact name	Caroline O' Connor
Telephone number	020 7698 6130

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETBFLFXEVBFBBD

Legal&Gen Inv Mgmnt - Rule 8.3-Rentokil Initial Plc

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 6400Q
Legal & General Investment Mgmnt Ld
31 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Legal & General Investment Management Ltd.
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary Shares GBP1
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	30 August 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
7,626	GBP 1.6275

Amount sold	Price per unit (currency must be stated)

Resultant total amount and percentage of the same relevant security owned or controlled	63,572,518	3.51%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	31 August 2005
Contact name	Helen Lewis
Telephone number	0207 528 6742

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETWUUWPRUPAGUG

Schroders PLC - Rule 8.3- Rentokil Plc

RNS Number: 6431Q
Schroders PLC
31 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	Schroders plc
Company dealt in	Rentokil Initial Plc
Relevant security dealt in	Ordinary 1p shares
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, nature of connection £	n/a
Date of dealing	30.08.05

DEALINGS +

Amount bought	Price per unit (currency must be stated)
2,585,000	161.601p
Amount sold	Price per unit (currency must be stated)
Resultant total amount and percentage of the same relevant security owned or controlled	57,147,700 (3.157%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	31.08.05
Contact name	Katy Creagh-Osborne
Telephone number	020 7658 2959

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETBFLFXEVBEBBQ

Aviva PLC - Rule 8.3- Rentokil Initial

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

RNS Number: 6437Q
Aviva PLC
31 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORD GBP0.01
If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	30 AUGUST 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
0	0

Amount sold	Price per unit (currency must be stated)
231,883	GBP1.598800

Resultant total amount and percentage of the same relevant security owned or controlled	29,430,862 (1.626%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	31 AUGUST 2005
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETFFLFXEVBBBBD

Henderson Global Inv - Rule 8.3- (Rentokil Initial)

RNS Number: 6454Q
Henderson Global Investors Ltd
31 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY

(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HENDERSON GLOBAL INVESTORS LTD
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP1.00
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	30/08/2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)
	£1.585
22,382	

Amount sold | Price per unit (currency must

	be stated)
Resultant total amount and percentage of the same relevant security owned or controlled	9,946,003 (0.55%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	31/08/2005
Contact name	Nicola Miller
Telephone number	020 7818 6750

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES

(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this Rentokil Initial Ord GBP1.00

form

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
eg long CFD					

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name	Transaction date	Written/entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
eg long CFD					
Long CFD	29/07/05	Entered	662400	157.2041GBp	29/07/15
Short CFD	18/07/05	Entered	40000	155.0948GBp	18/07/15
Short CFD	08/12/04	Entered	110000	139.8600GBp	08/12/14

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

RETWUUBPRUPAGGG

UBS AG (EPT) - EPT Disclosure

RNS Number: 6593Q
UBS AG (EPT)
31 August 2005

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	BPB PLC
Relevant security dealt in	ORDINARY SHARES 50P
Name of offeree/offeror with whom connected	COMPAGNIE DE SAINT-GOBAIN
Nature of connection £	FINANCIAL ADVISER
Date of dealing	30 August 2005
Total number of securities bought	341,097
Highest price paid (currency must be stated)	7.3160 GBP
Lowest price paid (currency must be stated)	7.2860 GBP
Total number of securities sold	288,902

Highest price paid (currency must be stated)	7.3150 GBP
Lowest price paid (currency must be stated)	7.2950 GBP
Date of disclosure	31 August 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CORPORATE BROKER
Date of dealing	30 August 2005

Total number of securities bought	865,040
Highest price paid (currency must be stated)	1.6350 GBP
Lowest price paid (currency must be stated)	1.5875 GBP
Total number of securities sold	692,662
Highest price paid (currency must be stated)	1.6325 GBP
Lowest price paid (currency must be stated)	1.5850 GBP
Date of disclosure	31 August 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5

and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	HMV GROUP PLC
Relevant security dealt in	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	30 August 2005
Total number of securities bought	498,681
Highest price paid (currency must be stated)	2.5535 GBP
Lowest price paid (currency must be stated)	2.5225 GBP
Total number of securities sold	441,477
Highest price paid (currency must be stated)	2.5550 GBP

	2.5200 GBP
Lowest price paid (currency must be stated)	
Date of disclosure	31 August 2005
Contact name	ROBIN RAGNUTH
	020 7567 8289
Telephone number	

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	OTTAKARS PLC
Relevant security dealt in	ORDINARY SHARES 5P
Name of offeree/offeror with whom connected	HMV GROUP PLC
Nature of connection £	CONNECTED ADVISER
Date of dealing	30 August 2005
	175,000
Total number of securities bought	

Highest price paid (currency must be stated)	3.7757 GBP
Lowest price paid (currency must be stated)	3.7287 GBP
Total number of securities sold	0
Highest price paid (currency must be stated)	0 GBP
Lowest price paid (currency must be stated)	0 GBP
Date of disclosure	31 August 2005
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

The company news service from the London Stock Exchange

END

EMMBXGDIISXGGUB

UBS AG (EPT) - EPT Disclosure - CFD

RNS Number: 6595Q
UBS AG (EPT)
31 August 2005

FORM 38.5 (DERIVATIVE)

DEALINGS IN DERIVATIVES BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

Name of exempt principal trader	UBS AG
Company dealt in	RENTOKIL INITIAL PLC
Description of all derivative products disclosed on this form	CFD
Relevant security to which the derivative is referenced	ORDINARY SHARES 1P
Name of offeree/offeror with whom connected	RENTOKIL INITIAL PLC
Nature of connection £	CORPORATE BROKER
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	N/A
Date of dealing	30 August 2005

WRITING/ENTERING INTO A DERIVATIVE

Product name	Transaction date	Writing/entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
eg long CFD					
LONG CFD	30 Aug 2005	WRITING	147,469	1.6024 GBP	04/09/2012
LONG CFD	30 Aug 2005	WRITING	39,848	1.6275 GBP	04/09/2012
LONG CFD	30 Aug 2005	WRITING	50,000	1.6300 GBP	04/09/2012
LONG CFD	30 Aug 2005	WRITING	100,000	1.6275 GBP	04/09/2012

CLOSING OUT A DERIVATIVE

Product name	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)
eg long CFD				
LONG CFD	30 Aug 2005	157,570	1.5112 GBP	1.6213 GBP
LONG CFD	30 Aug 2005	58,235	1.4050 GBP	1.6213 GBP
LONG CFD	30 Aug 2005	78,864	1.5976 GBP	1.6213 GBP
LONG CFD	30 Aug 2005	50,531	1.6335 GBP	1.6213 GBP
LONG CFD	30 Aug 2005	15,585	1.6271 GBP	1.6213 GBP

Date of disclosure 31 August 2005

Contact name ROBIN RAGNUTH

Telephone number 020 7567 8289

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rules 8 and 38.5 and their Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Barclays PLC - Rule 8.3 - RENTOKIL INITIAL

The information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service (RNS).

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	BARCLAYS PLC
Company dealt in	RENTOKIL INITIAL
Relevant security dealt in	ORD GBP 0.01
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection £	
Date of dealing	30 AUGUST 2005

DEALINGS

Amount bought	Price per unit (currency must be stated)
42,857	Transfer
360,785	1.6213
56,175	1.6090

Amount sold	Price per unit (currency must be stated)
113,629	1.6275

Resultant total amount and percentage of the same relevant security owned or controlled 83,580,034 (4.62%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? YES

Date of disclosure	31 AUGUST 2005
Contact name	BARCLAYS CORPORATE SECRETARIAT
Telephone number	0207 116 2913

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient.

In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of connected fund managers and principal traders in the Definitions Section of the Code.

If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental

Form 8 (Option), as appropriate.

For details of the Codes dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8 (DERIVATIVE)

DEALINGS/HOLDINGS IN DERIVATIVES
(This form should be attached to Form 8.1, Form 8.1(b)(ii), Form 8.2 or Form 8.3, as appropriate)

Description of all derivative products disclosed on this form	CFD - A purchaser of a CFD will realise a gain if the price of the underlying security goes up. A seller of a CFD will realise a gain if the price of the underlying security goes down. The CFD contracts are open ended and there is no rollover into new contracts.
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.	None

WRITING/ENTERING INTO A DERIVATIVE

Product name eg long CFD	Transaction date	Writing/ entering into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	30/08/2005	Written	360,785	1.6213	
Short CFD	30/08/2005	Written	56,175	1.6090	
Long CFD	30/08/2005	Entered into	360,785	1.6213	

CLOSING OUT A DERIVATIVE

Product name eg long CFD	Transaction date	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Closing out price (currency must be stated)

DETAILS OF OPEN DERIVATIVES (excluding any transaction set out above)

Product name eg long CFD	Transaction date	Written/ entered into (indicate as applicable)	Number of securities to which the derivative is referenced	Reference price (currency must be stated)	Maturity date
Short CFD	01/07/2005	Entered into	30,234	1.5871	
Long CFD	13/07/2005	Entered into	72,455	1.5930	
Long CFD	13/07/2005	Entered into	28,324	1.5930	
Long CFD	13/07/2005	Entered into	48,840	1.5930	
Long CFD	14/07/2005	Entered into	4,554	1.5875	
Long CFD	14/07/2005	Entered into	124,822	1.5800	
Long CFD	14/07/2005	Entered into	1,780	1.5875	
Long CFD	14/07/2005	Entered into	48,801	1.5800	
Long CFD	14/07/2005	Entered into	3,068	1.5875	
Long CFD	14/07/2005	Entered into	84,138	1.5800	
Long CFD	15/07/2005	Entered into	53,730	1.5686	
Long CFD	22/07/2005	Entered into	20,364	1.5541	
Long CFD	22/07/2005	Entered into	114,426	1.5541	
Long CFD	22/07/2005	Entered into	85,136	1.5541	
Long CFD	26/07/2005	Entered into	88,517	1.5592	
Long CFD	27/07/2005	Entered into	32,092	1.5650	
Long CFD	10/08/2005	Entered into	16,593	1.5388	
Long CFD	10/08/2005	Entered into	40,057	1.5388	
Long CFD	12/08/2005	Entered into	5,762	1.5275	
Long CFD	12/08/2005	Entered into	4,345	1.5275	
Long CFD	15/08/2005	Entered into	37,287	1.5125	
Long CFD	15/08/2005	Entered into	28,122	1.5125	
Long CFD	17/08/2005	Entered into	7,179	1.5083	
Long CFD	17/08/2005	Entered into	47,503	1.5083	
Long CFD	22/08/2005	Entered into	1,079	1.5575	
Long CFD	22/08/2005	Entered into	9,438	1.5516	
Long CFD	22/08/2005	Entered into	9,347	1.5575	
Long CFD	22/08/2005	Entered into	81,696	1.5516	
Long CFD	22/08/2005	Entered into	5,030	1.5575	
Long CFD	22/08/2005	Entered into	43,967	1.5516	
Short CFD	22/08/2005	Written	43,967	1.5516	

Short CFD	22/08/2005	Written	5,030	1.5583
Short CFD	22/08/2005	Written	74,784	1.6248
Long CFD	23/08/2005	Entered into	229,260	1.6414
Short CFD	23/08/2005	Written	1,751	1.6402
Short CFD	23/08/2005	Written	55,554	1.6385
Long CFD	24/08/2005	Written	100,000	1.6425
Short CFD	24/08/2005	Written	15,869	1.6292
Short CFD	24/08/2005	Written	13,916	1.6356
Long CFD	24/08/2005	Entered Into	70,131	1.6564
Long CFD	25/08/2005	Written	100,000	1.6203
Short CFD	26/08/2005	Written	29,000	1.5894
Short CFD	26/08/2005	Written	86,712	1.5988

FranklinResourcesInc - Rule 8.3-Rentokil Initial PLC

RNS Number: 6776Q
Franklin Resources Inc
31 August 2005

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	FRANKLIN RESOURCES, INC.
Company dealt in	RENTOKIL INITIAL PLC
Relevant security dealt in	ORDINARY
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, nature of connection £	N/A
Date of dealing	AUGUST 30, 2005

DEALINGS +

Amount bought	Price per unit (currency must be stated)

Amount sold	Price per unit (currency must be stated)
9,230	1.6075 GBP

Resultant total amount and percentage of the same relevant security owned or controlled 266,827,187 (14.7383%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	AUGUST 31, 2005
Contact name	LORI A. WEBER
Telephone number	954-847-2283

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

£ See the definition of 'connected fund managers and principal traders' in the Definitions Section of the Code.

\+ If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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